OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Phoenix Settlements LLC DBA Emergent Solar Solutions

3302 E Indian School Road
Phoenix, AZ 85018

https://www.emergentsolar.com

5000 units of Equity Units

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 535,000 Units Offered ($1,070,000)

Minimum 5,000 Units Offered ($10,000)

Company	Phoenix Settlements LLC DBA Emergent Solar Solutions
Corporate Address	3302 E Indian School Road, Phoenix, AZ 85018
Description of Business	Residential Solar Solutions Provider using State-of-the-Art Proprietary Technology to deliver a consumer-centric, online educational and experiential process for going solar.
Type of Security Offered	Equity Unit
Purchase Price of Security Offered	$2.00 USD
Minimum Investment Amount (per investor)	250 Units

Perks

Emergent Solar solutions is offering "bonus units" in its own campaign to qualifying investors. The following investors will receive the following bonus units in their Emergent Solar Solutions investment:

$1,500 — *6% Emergent Solar Solutions* ***Bonus units***

- 6% (or 45 additional units for each 750 units purchased)

EXAMPLE Return on Investment (PROFIT): If you invest $1,500 at $2/Unit, you will receive 750 units. Based on our five year Financial Projections, your $1,500 will turn into $17,505.00. (1167% ROI over 5 years) So, the bonus units that you will receive at this level of an investment are an additional 45 units, valued at $90, which will equate to an extra $1,050.30 return on your investment at the end of 5 years. This is a total Return on Investment of $18,555.30.

You will also receive an Emergent Solar Solutions "GO GREEN" T Shirt as well as a thank you letter from the Emergent Team AND a $500 savings certificate for your own residential solar system or a system for a family member or friend.

$2,500 — *8% Emergent Solar Solutions* ***Bonus units***

- 8% (or 100 additional units for each 1250 units purchased)

EXAMPLE Return on Investment (PROFIT): If you invest $2,500 at $2/Unit, you will receive 1250 units. Based on our five year Financial Projections, your $2,500 will turn into $29,175.00. (1167% ROI over 5 years) So, the bonus units that you will receive at this level of an investment are an additional 100 units, valued at $200, which will equate to an extra $2,334.00 return on your investment at the end of 5 years. This is a total Return on Investment of $31,509.00.

You will also receive an Emergent Solar Solutions "GO GREEN" T Shirt as well as a thank you letter from the Emergent Team AND a $1000 savings certificate for your own residential solar system or a system for a family member or friend.

$5,000+ — 10% E*mergent Solar Solutions Bonus Units*

- 10% (or 250 additional units for each 2500 units purchased)

EXAMPLE Return on Investment (PROFIT): If you invest $5,000 at $2/Unit, you will receive 2500 units. Based on our five year Financial Projections, your $5,000 will turn into $58,350.00. (1167% ROI over 5 years) So, the bonus units that you will receive at this level of an investment are an additional 250 units, valued at $500, which will equate to an extra $2,917.50 return on your investment at the end of 5 years. This is a total Return on Investment of $61,267.50.

In addition to The 10% Emergent Solar Solutions Bonus Units (if you're a qualifying investor), you will receive a yearly invitation to our Investor/owners year-end **VIP conference** in Scottsdale, Arizona. This does not include lodging or travel expenses. You will also receive a Emergent Solar Solutions "GO GREEN" T Shirt as well as a thank you letter from the Emergent Team AND a $1500 savings certificate for your own residential solar system or a system for a family member or friend.

Fractional units will not be distributed and unit bonuses will be determined by rounding down to the nearest whole unit.

All Bonus Units will be awarded in a separate Subscription Agreement upon the close of our offering.

*All Perks will occur after the offering is completed.

View our Five Year Projections and ROI Calculations!

An Important Note About Our Financials

Emergent Solar Solutions is a registered trade name of Phoenix Settlements LLC. The company operated as a single member LLC during 2015 and 2016. Commissions were earned solely by the sales activities of the managing member and were paid to the company. During the 2nd quarter of 2017, 100% interest in the company was transferred to the new managing member. During the 2nd quarter of 2017, Emergent Solar Solutions was created as a division of Phoenix Settlements LLC, registered its trade name and commenced operations; additional capital was received; office space and infrastructure acquired; and a new operating model was adopted. The company signed agreements with nationally recognized partners, hired its first employees and recorded its first 25 residential solar system sales.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

Emergent Solar provides residential solar solutions to homeowners across the United States, utilizing its proprietary online tools and platforms, delivering a consumer-centric pleasurable experience eliminating the need for a face-to-face traditional sales model approach. Utilizing the latest communication and presentation technologies available, including satellite imagery, Emergent Solar Solutions eliminates the need for bricks-and-mortar infrastructure and "boots on the ground", significantly cutting overhead costs while allowing us to enter and exit markets as the geopolitical and legislative landscapes shift in the energy sector. Emergent Solar Solutions is located in Phoenix, Arizona, the "sun capitol" of America, and has assembled a leading team of business, financial, technological, sales and marketing professionals. Emergent solar has signed a national reseller partnership agreement with Solar Spectrum, the fourth largest residential solar solutions provider in the United States. Through this relationship, Emergent Solar is able to offer Sunrun products, the nation's largest residential solar solution provider. Combining the resources and infrastructure of the top residential solar companies in America, including products, financing, installation, services and support, gives Emergent Solar unlimited growth potential.

Sales, Supply Chain, & Customer Base

Emergent Solar Solutions proudly offers the complete line of Sunrun branded products, as well as alternative purchase and lease options to ensure that we can get our customers the best possible solution for their homes needs and budget. Our customer base is any homeowner nationwide, as we use our proprietary technologies to deliver a complete custom solar design and proposal over the phone and online, eliminating the need to visit our customers in person until it's time for their new solar system to be installed!

Competition

Our competition includes companies such as Solar City and SunPower corporation, as well as local and regional solar installers. Traditionally, most residential solar solution providers have an in-person business model, requiring a representative actually meet the homeowner in their house, whereas Emergent Solar Solutions utilizes proprietary technology to eliminate this requirement, allowing us to sell in states without the added cost of a 'boots on the ground' presence and also opening up numerous additional markets.Emergent Solar thru its national parters buying power is able to provide the best pricing for solar systems allowing Emergent solar to in most cases under cut its competition and win the business

Liabilities and Litigation

We do not currently, nor have we had in the past, any liabilities or litigation.

The team

Officers and directors

Stuart Kramer	Chief Financial Officer
Lananh Wong	Chief Marketing Officer
Gabriela Vidal-Corrales	Founder, Managing Member
William Paulin	Vice President, Sales
Kanwar Singh	President & CEO

Stuart Kramer
Stuart Kramer brings the highest level of qualified financial management to Emergent Solar Solutions with over 20 years of operations, financial management and controller experience. Throughout his decades of professional experience Mr. Kramer has delivered sustained profitability, all while generating long-term growth for multi-million dollar consulting firms that provide Enterprise Performance Management solutions to large enterprise organizations around the world. Mr. Kramer is in charge of all financial operations for Emergent Solar. Mr. Kramer joined Emergent Solar Solutions in June of 2017. Prior to Emergent Solar, Mr. Kramer was a controller at Hammerman and Hultgren LLP from 2014-2015. In 2016, Mr. Kramer worked as an independent tax consultant.

Lananh Wong
Ms. Wong brings to the table a decade of experience as a high-level marketing executive, including responsibilities of managing a $30m marketing budget and a staff of 44 as director of Casino Marketing for a prominent gaming institution in the State of Arizona. Ms. Wong brings to Emergent Solar her vast experience in the digital

marketing realm giving her extensive insight into best practices for increasing online awareness of the Emergent Solar brand, ultimately resulting in increased advertising ROI while creating the marketing platform to provide for Emergent Solar's rapid growth. Ms. Wong has been the Chief Marketing Officer since June of 2017. Prior to Emergent Solar, Ms. Wong served as the Director of Casino Marketing for Lone Butte Casino in Chandler, Arizona from 2013 through 2016.

Gabriela Vidal-Corrales
After graduating from the prestigious Universidad de Latina de Mexico with a degree in tourism, Ms. Corrales became a founding member of Ecotourismo de Bahia SA de RL de CV (Eco-tourism of the Bay corporation), a company that developed ECO friendly tourist attractions. This passion for sustaining the environment ultimately lead to her involvement with developing one of the most successful ECO-themed destination developments in Puerto Vallarta Mexico. Prior to Emergent Solar, Ms. Vidal-Corrales was a principal at EcoTurismo de Bahia from 2014-2017. Ms. Corrales was the founder and Managing Member of Emergent Solar Solutions, and has maintained this capacity since May of 2017.

William Paulin
Bill was part of the A-Team at Sunrun, where he worked as an Inside Solar Consultant from 2014 until 2017 and was responsible for the growth and development of its inside sales team into the preeminent inside solar sales organization in the country. At Emergent Solar, he's responsible for the development and management of the sales division, where he puts his considerable talents to work revising sales practices, ensuring revenue targets are met and exceeded, and exploring new avenues to drive solar adoption rates by prospective Emergent Solar customers! Mr. Paulin joined Emergent Solar Solutions in August of 2017.

Kanwar Singh
With a background including fifteen years of progressively responsible leadership and consulting positions with multinationals, Fortune 500, 1000 companies and startups ranging from $50M to $250M, Mr. Singh has managed and directed multi-million dollar departmental budgets, programs and highly skilled and successful teams. Most recently, Mr. Singh served as a Senior Management Consultant with CIFX Inc. in Scottsdale Arizona, delivering CRM and IT&C advice to corporations large and small, from 2013 until he transitioned to Emergent Solar. He brings to Emergent demonstrated strategic leadership and his relentless drive for operational excellence, customer life cycle management and CRM Systems Solution development within global, national and enterprise-wide operations, all facilitated through the exploitation of emerging technologies. Mr. Singh has been consulting Emergent Solar Solutions since its inception in June of 2017, and took on the roll of President and CEO in October 2017.

Number of Employees: 12

Related party transactions

To date, the company has incurred debt of $12,500 from one of the members. Debt secured by the accounts receivable, in the amount of $46,570 has been incurred. That debt will be repaid as completed sales are installed and final payment from partners is collected. The company has also incurred debt in the amount of $10,000 from Gabby Corrales, the founder. That debt is due within 12 months. Additional funding through factoring accounts receivable may be available from the source of the existing debt secured by the accounts receivable. More sources of accounts receivable factoring are very close to being approved as of 10/25/17.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **It could be determined that we do not have the exclusive rights to what we believe to be intellectual property that belongs to the company which may make the use of our our IP by competitors unenforceable or ineffective.** One of the Company's most valuable assets is its intellectual property. We currently utilize a proprietary system to educate, design propose, residential solar systems to home owners across the Untied States , as well as a number of trademarks, copyrights, Internet domain names, and trade secrets. We believe the most valuable component of our intellectual property portfolio is our proprietary user-centric delivery model to allow home owners to convert to solar. these intellectual processes used by Emergent solar is believed to be much of the Company's current value.The Company intends to continue to build its intellectual property portfolio as we discover new processes, systems thru advanced technologies related to the solar industry.
- **There are several potential competitors who may be in a better position to take a larger share of the market from Emergent Solar** We will compete with larger, established Solar companies who currently have products on the markets and/or various respective product development programs. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the systems and products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify.
- **This company has only begun generating revenues this year.** Although the company has 3 years of operational history, it has not had a full fiscal year of revenues as of yet. If you are investing in this company, it's because you think the product service or business of the company is a good idea, that the Company will be able to secure its share of the solar market and that the company will continue to secure its share of the market and enable the company to be able to successful. we have never turned a profit and there is no assurance that we will ever be profitable
- **Even if we raise the maximum sought in this offering, we may need to raise additional funding in the future to reach our sales projections.** We estimate that

we will require at least $1,070,000.00 to grow sales production to meet the five year financial forecasts for company growth. We believe that we will be able to finance the commercial growth of the company through following our business plan If we are unable to do so we may need to raise money from bank loans, future sales of securities or some combination thereof.

- **You can't easily resell the securities offered in this offering.** There is currently no market value of securities offered in this offering. There may not be a resalable value for any security purchased here at any point in the future, and/or if any such resalable value exists, it may not equal the amount for which you purchased the securities as part of this offering.
- **Our ability to continue operations is based on our ability to meet sales thresholds** Our ability to continue operations for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing from our members and/or third parties. No assurance can be given that we will be successful in these efforts. These factors should be taken into consideration when making a decision as to whether or not to invest in Emergent Solar Solutions.
- **Any valuation at this stage is purely speculative.** No one is saying the company is worth a specific amount. They can't. It's a question of whether you, the investor, want to pay this price for this security. If you don't believe that you can safely make that call, don't invest.
- **Our business projections are just that-projections.** There can be no assurance that the company will meet those projections. There can be no assurance that Emergent will meet these numbers; this will only happen (and you will make money only) if there is sufficient demand for product, people think its a better option than the competition and Emergent has priced the services at a level that allows the company to make a profit and still attract business.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Gabriella Vidal-Corrales, 88.76% ownership, Percent

Classes of securities

- LLC Units: 4,761,500

Voting Rights

The holders of units of this company, no par value per share ("Equity Units"), are entitled to one vote for each unit held of record on all matters submitted to a vote of the unit holders . If in the event there is issues arising that require the participation of members (unit holders) to vote it will be in accordance the company s operating agreement and the terms contained in Article 5. see below for specific terms and and conditions; Member ,Meetings and Amendments.

ARTICLE 5

MEMBER, MEETINGS AND AMENDMENTS

Section 5.1 Powers of Member: The Member shall have the power to exercise any and all rights or powers granted to the Member pursuant to the express terms of this Agreement.

Section 5.2 Resignation: Except as expressly provided in this Agreement, a Member may not withdraw from the Company prior to the dissolution and winding up of the Company. If a Member withdraws in violation of the foregoing prohibition, such Member shall not be entitled to receive any compensation or distributions and shall not otherwise be entitled to receive the fair market value of its Units except as otherwise expressly provided for in this Agreement or separate written compensation plan for such Member.

Section 5.3 Meetings or Other Approvals of the Member.

(a) Meetings of the Member may be called at any time by the Manager or Member holding thirty percent (30%) of the Voting Percentages. Any Member may, in writing, authorize an individual to represent and act for it by proxy on all matters in which a Member is entitled to participate, including waiving notice of any meeting, voting or otherwise participating at a meeting, and to provide such consents, approvals or agreements of a Member as required in this Agreement. Every such proxy shall be signed by all of the Persons having any ownership rights or interest in the Units of the Member.

(b) Each meeting of Member shall be conducted by the Manager, and such a meeting shall be called with at least five (5) days but not more than thirty (30) days written notice, specifying the agenda for the meeting. Such notice may be waived by any of the Member at any time, and will be deemed to have been waived if the Member participates in the meeting and has been provided with a written agenda for the meeting. Meetings may also be held telephonically whereby each of the Member can hear each of the other Member. The Manager, in its sole discretion, shall establish all other provisions relating to meetings of Member, including the time, place or purpose of any meeting at which any matter is to be voted on by any Member, voting in person or by proxy or any other matter with respect to the exercise of any such right to vote. Decisions of the Member shall be made upon the vote of a Super Majority. Action by the Member may also be taken and represented by a written consent of the Member having a Super Majority. The Company's Secretary or such other officer designated by the Manager shall be responsible for taking minutes of the Member meetings and safekeeping them on behalf of the Company, if requested to do so, by the Manager.

Section 5.4 Additional Member.

(a) With the approval of the Manager and the affirmative vote of a Super Majority, and subject to Section 5.4(b), the Company is authorized to admit any Person as an additional member of the Company (each, an "Additional Member" and collectively, the "Additional Member"). Each such Person shall be admitted as an Additional Member at the time such Person (i) executes a Signature Page and (ii) is designated as a Member (with a corresponding Percentage Interest) on an amended or supplemental Schedule A attached to the operating agreement. The Manager may issue Units to an Additional Member in exchange for cash, property or services or any combination thereof, as determined by the Manager and a Super Majority.

(b) In the event that the Company requires additional capital by issuing additional Units, other than in connection with a public offering, a merger, consolidation or reorganization, then not less than thirty (30) days nor more than sixty (60) days prior to consummating such transaction, the Company shall give notice thereof to the Member(s) ("Preemptive Rights Notice"). Each such Preemptive Rights Notice shall:

(i) specify in reasonable detail (A) the number and Class of Units which the Company proposes to issue or sell and (B) the time within which, the price per Unit at which and all other material terms and conditions upon which the Company proposes to issue or sell such Units;

(ii) and state that the right of the Member to purchase any of such Units at the same price pursuant to this Section 5.4(b) shall expire unless exercised within thirty (30) days after receipt of such Preemptive Rights Notice.

Each Member shall have the right, in the nature of a preemptive right, to purchase such units on the same terms and conditions as shall be applicable to the issue or sale of such Units that will permit such Member to maintain its Percentage Interest. The Member must notify the Company within thirty (30) days after receipt of the Preemptive Rights Notice if the Member desires to exercise its purchase rights under this Section 5.4(b). The failure of the Member to provide such notice within such thirty (30) day period shall, for purposes of this Section 5.4(b), be deemed to constitute an irrevocable waiver by the Member of its right to purchase any portion of the Units specified in such Preemptive Rights Notice to the extent that the Units specified in the Preemptive Rights Notice are actually sold on terms no more favorable than those offered with the terms of such Preemptive Rights Notice within ninety (90) days following the expiration of such thirty-day period. Any Units issued by the Company after such 90-day period must be re-offered to the Member entitled to purchase such Units pursuant to the terms of this Section 5.4(b). The Member shall not be obligated to purchase any Units pursuant to this Section 5.4(b), except to the extent that the Member has notified the Company of the Member's exercise of the preemptive rights granted in this Section 5.4(b).

(c) Additional Member shall not be entitled to any retroactive allocation of the Company's income, gains, losses, deductions, credits or other items; provided that, subject to the restrictions of Section 706(d) of the Code, Additional Member shall be entitled to their respective share of the Company's income, gains, losses, deductions, credits and other items arising under contracts entered into before the effective date of the admission of any Additional Member to the extent that such income, gains, losses, deductions, credits and other items arise after such effective date. To the extent consistent with Section 706(d) of the Code and Treasury Regulations promulgated thereunder, the Company's books may be closed at the time Additional Member are admitted (as though the Company's tax year had ended) or the Company may credit to the Additional Member pro rata allocations of the Company's income, gains, losses, deductions, credits and items for that portion of the Company's Fiscal Year after the effective date of the admission of the Additional Member.

Section 5.5 Amendments: Any amendment to this Agreement or the Certificate shall be adopted and be effective as an amendment thereto only if it receives the approval of a Super Majority.

Section 5.6 Confidentiality Obligations of Member: Each Member expressly covenants and agrees that neither such Member nor any of its Affiliates (to the extent any such Affiliate has received Confidential Information or Trade Secrets) will disclose, divulge, fumish or make accessible to anyone (other than the Company or any of its Affiliates or representatives) any Confidential Information or Trade Secrets, or in any way use any Confidential Information or Trade Secrets in the conduct of any business; provided, however, that nothing in this Section 5.6 will prohibit the disclosure of any Confidential Information or Trade Secrets (i) which is required to be disclosed by the Member or any such Affiliate in connection with any court action or any proceeding before any Authority; (ii) in connection with the enforcement of any of the rights of the Member hereunder; or (iii) in connection with the defense by the Member of any claim asserted against it hereunder; provided, however, that in the case of a disclosure contemplated by clause (i), to the extent reasonably practicable no disclosure shall be made until the Member shall give notice to the Company of the intention to disclose such Confidential Information or Trade Secrets so that the Company may contest the need for disclosure, and the Member will cooperate (and will cause its Affiliates and their respective representatives to cooperate) with the Company in connection with any such proceeding.

Section 5.7 Drag-AIong Riqht.

(a) In the event that Member holding fifty one percent (51%) of the Units ("Transferring Member(s)") propose to Transfer their Units in one or more related transactions (a "Company Sale") to a bona fide third party purchaser (the "Proposed Purchaser), then the Transferring Member shall have the right to require that the other Member (the "Drag-Along Sellers") sell their Units to the Proposed Purchaser for an amount equal to the amount they would receive if the assets of the Company were sold on same terms and conditions and at a price consistent with the price as the Transferring Member would receive from the Proposed Purchaser.

(b) The Transferring Member shall notify the Drag-Along Sellers in writing of such proposed Transfer (the "Company Sale Notice"). The Company Sale Notice shall set forth: (i) the name and address of the Proposed Purchaser; (ii) a copy of the written proposal pursuant to which a Company Sale will be effected containing all of the material terms and conditions thereof, including the number of units proposed to be transferred by the Transferring Member; (iii) the price to be paid (the "Drag-Along Purchase Price"); (iv) the terms and conditions of payment offered by the Proposed Purchaser: (v) that the Proposed Purchaser has been informed of the Drag-Along Right and has agreed to purchase the Units of the Drag-Along Sellers in accordance with the terms hereof and to be bound by such terms subsequent to such purchase; and (vi) the date and location of and procedures for selling the Units to the Proposed Purchaser. The Drag-Along Right shall be exercised by delivery of a written notice to the Drag-Along Sellers.

(c) The closing of any purchase by the Proposed Purchaser under this Section 5.7 shall be held at the principal offices of the Company or at such other locations as the Transferring Member and the Proposed Purchaser shall agree, on the closing date set forth in the Company Sale Notice. At the closing of any purchase by the Proposed Purchaser, (i) the Drag-Along Sellers shall deliver their Units free and clear of all liens and encumbrances other than liens or encumbrances created pursuant to this Agreement accompanied by all other documents necessary for the effective transfer thereof; and (ii) the Proposed Purchaser shall deliver to the Drag-Along Sellers the Purchase Price for their Units in accordance with the terms and conditions set forth in the Company Sale Notice.

Section 5.8 Intentionally Omitted.

Section 5.9 Non-Compete.

(a) So long as a Member is a member of the Company, and for eighteen (18) months thereafter (the "Exclusion Period"), such Member, or any of their respective Affiliates, will not, (a) directly or indirectly, engage in, or have any interest in any other Person, whether as a debt or equity holder employee, officer, director, member, manager, partner, agent, security holder or consultant which engages or plans to engage in any facet of the Business or which competes or plans to compete in any way with the Company or its Affiliates, anywhere in the United Sates (the "Territory"), or (b) be employed by or serve as an employee, agent, officer, director of, or as a consultant to, any person, firm, partnership, corporation, association or other entity which engages or plans to engage in any facet of the Business or which competes or plans to compete in any way with the Company or any of its Affiliates within the Territory; provided, however, that nothing herein shall be deemed to prevent the acquisition through market purchases and owning, solely as an investment, less than three percent in the aggregate of the equity securities of any class of any issuer whose shares are registered under § 2(b) or 12(g) of the Securities Exchange Act of 1934, as amended, and are listed or admitted for trading on any United States national securities exchange or are quoted on the National Association of Securities Dealers Automated Quotation System, or any similar system of automated dissemination of quotations of securities prices in common use.

(b) During the Exclusion Period, each Member or its Affiliates will not, directly or indirectly, (a) solicit for employment or employ (or attempt to solicit for employment or employ), for the themselves or on behalf of any other Person, any employee of the Company or any Person who was such an employee during the one-year (1) period preceding the date of such solicitation, employment or attempted solicitation or employment, or (b) encourage any such employee to leave his or her employment with any of the Company.

(c) During the Exclusion Period, each Member or its Affiliates will not, directly or indirectly, (a) solicit, call on or transact or engage in any business activity, whether or not related to the Business, with (or attempt to do any of the foregoing with respect to) any customer, distributor, vendor, supplier or agent with whom any of the Company shall have dealt, or that the Company shall have actively sought to deal at any time during the one year (1) period preceding the date of such solicitation, call, transaction or engagement, for or on behalf of any sole proprietorship, partnership, corporation, limited liability company or business or any other Person for a purpose which is competitive with the Company, or (b) encourage any such customer, distributor, vendor, supplier or agent to cease, in whole or in part, its business relationship with any of the Company.

(d) To the extent that any of the provisions contained in this Section 5.9 may later be adjudicated by a court to be too broad to be enforced with respect to any of such provision's scope, duration, area, line of business or any other matter, such provision shall be deemed amended by limiting and reducing such provision's scope, duration, area, line of business or other matter, as the case may be, so as to be valid and enforceable to the maximum extent compatible with the applicable laws of such jurisdiction and this Section 5.9 as drafted, such amendment only to apply with respect to the operation of such provision in the applicable jurisdiction in which such adjudication is made.

Section 5.10 Tag-Along Right.

(a) If holder(s) of more than fifty percent (50%) of the Units ("Selling Member") proposes to transfer any Proposed Purchaser, any Units, then, as a condition precedent thereto, the Selling Member shall afford the other Member ("Participation Member") the right to participate in such transfer in accordance with this Section 5.10. The Selling Member shall give written notice to the Participation Member (a "Notice of Transfer") not less than thirty (30) nor more than sixty (60) days prior to any proposed transfer. Each such Notice of Transfer shall: (i) the name and address of the Proposed Purchaser; (ii) a copy of the written proposal pursuant to which a sale of the Units will be effected containing all of the material terms and conditions thereof, including the number of Units proposed to be transferred by the Selling Member; (iii) the price to be paid (the "Tag-Along Purchase Price"); (iv) the terms and conditions of payment offered by the Proposed Purchaser; and (v) the date and location of and procedures for selling the Units to the Proposed Purchaser.

(b) Each Participation Member Shall have the right to transfer to the Proposed Purchaser that number of Units which is equal to (i) a fraction of which the numerator is such Member's percentage Interest (or, If a Participation Member shall elect, any lesser percentage) and the denominator is the Percentage Interests of all Participation Member electing to sell plus the Percentage Interest of the Selling Member times (ii) the number of Units proposed to be transferred, for an amount equal to the amount they would receive if the assets of the Company were sold on same terms and conditions and at a price consistent with the price as the Selling Member would receive from the Proposed Purchaser and on the same terms and conditions as are applicable to the proposed transfer by the Selling Member (and, if and to the extent a Participation Member shall exercise such right, then the Units to be transferred by the Selling Member shall be correspondingly reduced). A Participation Member must notify the Selling Member within thirty (30) days after receipt of the Notice of Transfer, if it desires to accept such offer and to transfer any of its Units in accordance with this Section 5.10. The failure to provide such notice within such thirty (30) day period shall, for the purposes of this Section 5.9, be deemed to constitute an irrevocable waiver of the right to transfer any Units in connection with the proposed transfer described in such Notice of Transfer only to the extent that the Selling Member consummates the Transfer(s) of Units on terms no more favorable than those set forth in the Notice of Transfer within ninety (90) days following the expiration of the 30-day period. The Selling Member shall use all commercially reasonable efforts to obtain the agreement of the Proposed Purchaser to the participation of the Participation Member, if a Participation Member properly elects to participate in such proposed transfer, and shall not consummate any such proposed transfer unless the Participation Member are permitted to participate in accordance with the provisions of this Section 5.10.

(c) The closing of any purchase by the Proposed Purchaser under this Section 5.10 shall be held at the principal offices of the Company or at such other locations as the Selling Member and the Proposed Purchaser shall agree, on the closing date set forth in the Company Sale Notice. At the closing of any purchase by the Proposed Purchaser, (i) each Participation Member shall deliver its Units that it is selling free and clear of all liens and encumbrances other than liens or encumbrances created pursuant to this Agreement accompanied by all other documents necessary for the effective transfer thereof; and (ii) the Proposed Purchaser shall deliver to the Participation Member the

Purchase Price for such Units in accordance with the terms and conditions set forth in the Company Sale Notice and this Section 5.10.

ARTICLE 8

DISTRIBUTIONS TO MEMBER

Section 8.1 Net Cash Flow.

(a) Net Cash Flow profit shall be distributed at such times as determined by the Manager, but in no event less frequently than annually . Except as otherwise provided in this Article 8, all distributions of Net Cash Flow, other than upon a liquidation of the Company, shall be made to the Member in accordance with their Percentage Interests. The Company shall adjust subsequent distributions of Net Cash Flow to the Member as necessary to assure that the relative amounts of Net Cash Flow received in respect of operations or capital transactions in a particular Fiscal Year correspond with the Member' Percentage Interests.

(b) Notwithstanding the foregoing, to the extent Net Cash Flow is available, the total distributions ("Minimum Distributions") to a Member for each Fiscal Year (and the 90-day period following such Fiscal Year) shall not be less than an amount equal to the product of (x) the Company's net taxable income allocated to such Member for such Fiscal Year and all prior Fiscal Years for federal income tax purposes [other than as a result of the application of Section 704(c) of the Code, multiplied by (y) the highest marginal federal tax rate for an individual set forth in Section 1 of the Code plus the rate of tax for residents of Arizona, after taking into account the federal income tax deduction for such taxes, reduced by all prior distributions pursuant to this Section 8.1, regardless of the actual federal tax rates applicable to the Member. To the extent that such Minimum Distributions requirement increases the amount of distributed Cash Flow beyond the amount to which a Member would be entitled in the absence thereof, the excess portion shall be considered a prepayment of future distributions of Cash Flow allocable to such Member; provided that adjustments to any such future distributions to that Member shall not decrease his aggregate Cash Flow distributions below an amount necessary to meet the Minimum Distribution requirement for such Member for subsequent Fiscal Years. If upon termination of a Member's interest in the Company, such Member shall have received distributions pursuant to this Section 8.1(b) in excess of the Member's net tax liability as computed herein, such Member shall contribute such excess to the Company within ten (10) days of termination of his interest.

Section 8.2 Withholding: All amounts withheld pursuant to the Code or any provision of any foreign, state or local tax law or treaty with respect to any payment, distribution or allocation to the Company or the Member shall be treated as amounts distributed to the Member pursuant to this Article 8 for all purposes of this Agreement. The Manager is authorized to withhold from distributions, or with respect to allocations, to the Member and to pay over to any federal, foreign, state or local government any amounts required to be so withheld pursuant to the Code or any provision of any other federal, foreign, state or local law or treaty and shall allocate such amounts to those Member with respect to which such amounts were withheld

Section 8.3 Limitations on Distribution: Except as provided in this Agreement, no Member shall be entitled to any distribution of cash or other property from the Company. Notwithstanding any provision to the contrary contained in this Agreement, the Company shall not make a distribution to any Member on account of its units in the Company if such distribution would violate the Act or other applicable law.

ARTICLE 13

DISSOLUTION, LIQUIDATION AND TERMINATION

Section 13.1 No Dissolution: The Company shall not be dissolved by the admission of Additional Member or Substitute Member in accordance with the terms of this Agreement, or the withdrawal of a Member.

Section 13.2 Events Causing Dissolution: The Company shall be dissolved and its affairs shall be wound up upon the occurrence of any of the following events:

(a) the determination of the Majority of Members ;

(b) at such time as there are no Members;

(c) the entry of a decree of judicial dissolution under the Act; or

(d) the sale or disposition of all or substantially all of the Property

Section 13.3 Notice of Dissolution: Upon the dissolution of the Company, the Manager shall promptly notify the Member of such dissolution.

Section 13.4 Liquidation.

(a) Upon dissolution of the Company, the Manager (in such capacity, the "Liquidating Trustee") shall carry out the winding up of the Company and shall immediately commence to wind up the Company's affairs; provided, however, that a reasonable time shall be allowed for the orderly liquidation of the assets of the Company and the satisfaction of liabilities to creditors so as to enable the Member to minimize the normal losses attendant upon a liquidation. The proceeds of liquidation shall be distributed in the following order and priority:

(i) first, to payment of all expenses and debts of the Company and setting up of such reserves as the Manager reasonably deems necessary to wind up the Company's affairs and to provide for any contingent liabilities or obligations of the Company; provided that the unpaid principal of and interest on any loans made to the Company by Member (and their Affiliates), and by Member deemed to have made Deficiency Loans pursuant to Section 4.1 hereof, shall be distributed pro rata to the Member (and their Affiliates) who made such loans, in proportion to the total amount of principal and interest payable on such loans, such distributions being treated first as a payment of accrued interest on such loans and next as in payment of principal on such loans; and

(ii) second, the balance to the Member in accordance with the positive balances remaining in their Capital Accounts.

(b) Profits and Losses of the Company following the date of dissolution shall be determined in accordance with the provisions of this Agreement and shall be credited or charged to the Capital Accounts of the Member pursuant to Article 9 in the same manner as Profits and Losses of the Company would have been credited or charged if there were no termination, dissolution and liquidation. Any taxable gain or any loss upon the sale, transfer, or other disposition of Company assets following the date of dissolution shall also be allocated to the Member in accordance with the allocation of Profits and Losses set forth in Article 9 in the same manner as Profits and Losses of the Company would have been credited or charged if there were no termination, dissolution and liquidation.

Section 13.5 Termination: The Company shall terminate when all of the assets of the Company, after payment of or due provision for all debts, liabilities and obligations of the Company, shall have been distributed to the Member in the manner provided for in this Article 13 and the Certificate shall have been cancelled in the manner required by the Act.

Section 13.6 Claims of the Member or Third Parties: The Member and former Member shall look solely to the Company's assets for the return of their Capital Contributions, and if the assets of the Company remaining after payment of or due provision for all debts, liabilities and obligations of the Company are insufficient to return such Capital Contributions, the Member and former Member shall have no recourse against the Company or any other Member; provided. however, that nothing contained herein shall be deemed to limit the rights of a Member under applicable law. In the event any Member has a deficit balance in its Capital Account at the time of the Company's dissolution, it shall not be required to restore such account to a positive balance or otherwise make any payments to the Company or its creditors or other third parties in respect of such deficiency.

Section 13.7 Distributions In-Kind If any assets of the Company shall be distributed in kind, such assets shall be distributed to the Member(s) entitled thereto as tenants-in-common in the same proportions as such Member(s) would have been entitled to cash distributions if (i) such assets had been sold for cash by the Company at the fair market value of such property (taking the Gross Asset Value definition herein and Code Section 7701 (g) into account) on the date of distribution; (ii) any unrealized income, gain, loss and deduction inherent in such property (that has not been reflected in the Capital Accounts previously) that would be realized by the Company from such sale were allocated among the Member(s) as Profits or Losses in accordance with this Agreement; and (iii) the cash proceeds were distributed to the Member(s) in accordance with this Article 13. The Capital Accounts of the Member(s) shall be increased by the amount of any unrealized income or gain inherent in such property or decreased by the amount of any loss or deduction inherent in such property that would be allocable to them, and shall be reduced by the fair market value of the assets distributed to them under the preceding sentence.

What it means to be a Minority Holder

The units issued will be Voting units and as a minority holder of units, you will have limited ability, if all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuance of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional units. In other words, when the Company issues more units, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of units outstanding could result from a unit offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising unit options, or by conversion of certain instruments (e.g., convertible notes, preferred units or warrants) into units.

If we decide to issue more units an Investor could experience value dilution, with each unit being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per unit (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2016-12-31.

Financial Condition

Results of Operation

The company operated as a single member LLC during 2015 and 2016. Commissions were earned solely by the sales activities of the managing member and were paid to the company. Due to the potential within the solar industry, the infrastructure created and the limited results achieved by the company, the company was acquired, Emergent Solar Solutions was formed, and a new operating model was adopted for growth. The operating years of 2015 and 2016 have no relevance or relationship to, or effect on, the potential success of Emergent Solar Solutions.

During the 2nd quarter of 2017, 100% interest in the company was transferred to the new managing member. During the 2nd quarter of 2017, Emergent Solar Solutions was created as a division of Phoenix Settlements LLC, registered its trade name and commenced operations; additional capital was received; office space and infrastructure acquired; and a new operating model commenced. The company signed agreements with nationally recognized partners, hired its first employees and recorded its first 25 residential solar system sales.

Financial Milestones

The company's prior-year's history in no way represents the expected model for the future. Our new model was developed during the 2nd quarter of 2017 and implemented during the 3rd calendar quarter of 2017. Our model was proven during that quarter, the first full calendar quarter of company operations, when solar systems with a gross value of more than $630,000.00 were sold, generating net fees to Emergent Solar Solutions in excess of $125,000.00.

Upon successful funding through our StartEngine Offering, Emergent Solar Solutions will enact Phase 2 of our business plan, investing capital into marketing and training/recruiting sales staff in order to meet our 5-year Financial Projections. These include annual milestones of:

1st Year Growth of over 300%

2nd Year Growth of 33%

3rd Year Growth of 25%

4th Year Growth of 25%

Based on reaching the above growth projections, it is anticipated that the return on investment percentage for Emergent Solar Solutions' investor participants over the life of the investment will be 401%.

Additionally, based on achieving these growth results, it is the intention that Emergent Solar Solutions will position itself for a synergistic buyer to acquire the company. In the event of such an acquisition, if these goals are met, this could result in an additional return on investment of approximately 766%.

Together, if Emergent Solar Solutions reaches its projections, the cumulative return on investment for Emergent's Investor Participants will be 1,167%.

Liquidity and Capital Resources

The company, per its Q1 Financial Statement, is currently experiencing small operating losses, but expectations are that rising sales volumes just slightly above what was achieved during the third quarter of 2017 will generate net income. Due to the lengthy sales cycle, cash flow from operations is likely to trail accounting income by four to six months. Through the beginning of the fourth quarter, debt, primarily secured by accounts receivables, has provided sufficient cash flow to continue operations. Very lean operations has lead to a very low net income break even point. Sales continuing at the rate experienced during the first few months of operations may provide sufficient accounts receivable for future factoring, providing for a slow but sustainable business model without the need for outside capital.

However, slow growth as it relates to the rapidly expanding renewable energy sector will not allow us to capitalize on current market conditions. So our plan is to raise additional capital in order to exploit the growing solar industry as quickly as possible, by expanding our physical infrastructure, our sales staff, our capacity to train that sales staff, and our marketing department to quickly bring down our cost per acquisition and exponentially scale up sales.

Indebtedness

Creditor Amount Due Date Interest Rate Notes Mark Ward Minority Member $12,500 2/5/18 10% Short Term Loan Stuart Kramer Chief Financial Officer $46,570 Various 10% Factored Accounts Receivable Gabby Vidal-Corrales Founder $10,000 8/15/18 10% Short Term Loan

Recent offerings of securities

None

Valuation

$9,523,000.00

We have not undertaken any efforts to produce a valuation of the Company. The price of the Units merely reflects the opinion of the Company as to what would be fair market value. Emergent Solar Solutions management team and national installation partners have industry knowledge of both past events and the predicted future trends by industry experts in the renewable energy space. With this industry information, the current infrastructure and market opportunities being what they are Emergent ownership believes the company is in a position to achieve its five-year financial forecast and as a result allowing Emergent Solar Solutions to value its company in accordance to these forecasts. This validates its present-day valuation based on what the five-year financial forecast represents.

USE OF PROCEEDS

		Offering Amount Sold	**Offering Amount Sold**
Total Proceeds:		$1,070,000	$10,000
Less: Offering Expenses			
StartEngine Fees (6% total fee)		$[64,200]	$600
Net Proceeds		$1,005,800	$9,400
Use of Net Proceeds:			
Acquire, Build-Out New Corporate Office		$[50,000]	
Telephony		$[25,000]	

Infrastructure			
Network Infrastructure		$[25,000	
Software Design		$[20,000]	$2,000
Website Development		$[10,000]	$1,000
Legal Advisory		$[10,000]	$5,000
Sales Development and Training		$[100,000]	
Cumulative Operating Deficit - 1st year		$[510,500]	
Operating Capital Reserve		$[255,300]	$1,400
Total Use of Net Proceeds		$[1,005,800]	$9,400

Detailed Description of Use of Funds:

Acquire, Build Out New Corporate Office: Emergent Solar intends to acquire approximately 5,000 square feet of Class B office space in Phoenix, Arizona, and build out this space to suit our needs. Primarily, we need a large bullpen-type space, as well as conference and administrative office space. We have explored several options and estimate that this expenditure, including the security deposit, will cost us $50,000.00.

Telephony Infrastructure: Emergent Solar intends to purchase PBX and Unified Communication Manager equipment, as well as Cisco IP Phones, to provide for communications. Currently, Emergent Solar utilizes rented equipment, which is significantly more expensive than purchasing our own equipment. We estimate that this expenditure will cost us $25,000.00 to equip the space with the necessary IP phones and UC/PBX Hardware.

Network Infrastructure: As the office space that we have identified for our new location comes un-built-out, we intend to purchase two servers and one Network-Attached-Storage device, as well as Cisco Switches and Routers, for our new space. We also intend to wire each workstation for dual CAT-6 connectivity, one connection being for the IP phone and the other for the workstation's computer. We estimate that this expenditure will cost us $25,000.00.

Software Design: We intend to hire a freelance software developer to build two applications for us: a revamped application to run as our back end operations portal, as well as an application to facilitate easy communication, system design and contracting for any remotely-located sales teams employed by Emergent Solar. This would include remote authentication and configuration of existing software (DocuSign and Clearslide) to allow remote access and integration with our Salesforce CRM. We estimate that this will cost us $20,000.00.

Website Redevelopment: We intend to hire a professional web design firm to rebuild our Emergent Solar website with SEO and graphic design in mind. Our current website is functional but not optimized for Search Engine discovery and/or marketing, both of which are important as we build up our organic lead generation efforts.. We have reviewed several quotes and estimate that this will cost us $20,000.00.

Legal Advisory: As Emergent begins to expand into other states, we require legal review of the requirements to sell Solar in each state we expand into. Based on the expense of our previous round of Legal Review by a corporate law firm that we contracted with, we estimate that to expand into more states, it will cost us $10,000.00.

Sales Development and Training: Emergent intends to invest heavily in its sales departments recruiting & training programs to rapidly grow its sales force and better develop the skills and abilities of our new sales consultants as well as our existing sales teams. We estimate that this will cost us approximately $100,000.00.

Cumulative Operating Deficit Coverage: As displayed in our Five Year Projections, we will incur a cumulative operating deficit as a result of our aggressive growth plans in our first year of operations. Although this deficit is quickly negated, it still occurs and as such must be covered. We estimate that our operating deficit will be $510,500.00

Operating Capital Reserve: This is based on six (3) months of G&A and Salaries without the generation of any new sales. We estimate that an Operating Capital Reserve of $255,300.00 will provide enough of a cushion to get us through low-sales months without imperiling the company's cash flow for the year.

Irregular Use of Proceeds

The company might incur irregular use of proceeds that may include, but are not limited to the following: Salary payments made to company owners and administrators; Expenses labeled Travel and Entertainment; and/or Expenses regarding the Research and Development of new business lines and/or products/services to offer that are synergistic with Solar Energy.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its owner members, manager , officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available on its website https://www.emergentsolar.com in an Investor Section labeled Annual Reports. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR
Phoenix Settlements LLC DBA Emergent Solar Solutions

[See attached]

Phoenix Settlements, LLC
d/b/a Emergent Solar Solutions
An Arizona Limited Liability Company

Financial Statements (Unaudited) and Independent Accountant's Review Report
December 31, 2016 and 2015

Reviewed and approved by: ______________________
Date: 01 / 17 / 2017
Printed Name and Title: Kanwar Singh, President and CEO

Phoenix Settlements, LLC

TABLE OF CONTENTS

To the Members of
Phoenix Settlements, LLC
Phoenix, Arizona

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of Phoenix Settlements, LLC (the "Company"), which comprise the balance sheets as of December 31, 2016 and 2015, and the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 3, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Artesian CPA, LLC

Artesian CPA, LLC
Denver, Colorado
October 25, 2017

PHOENIX SETTLEMENTS, LLC
BALANCE SHEETS (UNAUDITED)
As of December 31, 2016 and 2015

	2016	2015
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 1,782	$ 3,000
Total Current Assets	1,782	3,000
TOTAL ASSETS	$ 1,782	$ 3,000
LIABILITIES AND MEMBERS' EQUITY		
Liabilities	$ -	$ -
Total Members' Equity	1,782	3,000
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 1,782	$ 3,000

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

PHOENIX SETTLEMENTS, LLC
STATEMENTS OF OPERATIONS (UNAUDITED)
For the years ended December 31, 2016 and 2015

	2016		2015	
Net revenue	$	50,462	$	54,961
Operating Expenses:				
General, administrative, and selling		17,360		11,663
Total Operating Expenses		17,360		11,663
Income from operations		33,102		43,298
Net income	$	33,102	$	43,298

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

PHOENIX SETTLEMENTS, LLC
STATEMENTS OF CHANGES IN MEMBERS' EQUITY (UNAUDITED)
For the years ended December 31, 2016 and 2015

	Total Members' Equity
Balance at January 1, 2015	$ 162
Capital contributions	12,162
Distributions	(52,622)
Net income	43,298
Balance at December 31, 2015	$ 3,000
Capital contributions	15,440
Distributions	(49,760)
Net income	33,102
Balance at December 31, 2016	$ 1,782

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

PHOENIX SETTLEMENTS, LLC
STATEMENTS OF CASH FLOWS (UNAUDITED)
For the years ended December 31, 2016 and 2015

	2016	2015
Cash Flows From Operating Activities		
Net Income	$ 33,102	$ 43,298
Net Cash Provided By Operating Activities	33,102	43,298
Cash Flows From Financing Activities		
Capital contributions	15,440	12,162
Capital distributions	(49,760)	(52,622)
Net Cash Used In Financing Activities	(34,320)	(40,460)
Net Change In Cash	(1,218)	2,838
Cash at Beginning of Period	3,000	162
Cash at End of Period	$ 1,782	$ 3,000

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

NOTE 1: NATURE OF OPERATIONS

Phoenix Settlements, LLC (the "Company"), is a corporation organized August 2, 2013 under the laws of Arizona. The Company supplies residential solar solutions for homes. The Company does business as Emergent Solar Solutions.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2016, and 2015, the Company's cash balances did not exceed federally insured limits.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured.

Income Taxes

The Company is a limited liability company treated as a partnership for federal and state income tax purposes with all income tax liabilities and/or benefits of the Company being passed through to the members. As such, no recognition of federal or state income taxes for the Company have been provided for in the accompanying financial statements.

Risks and Uncertainties

As of February 21, 2017, the Company has not commenced planned full-scale principal operations. Once the Company commences its planned full-scale principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned full-scale principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's planned full-scale operations or failing to profitably operate the business.

Recent Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not commenced planned full-scale principal operations and plans to incur significant costs in pursuit of its capital financing plans and development of its business. The Company's ability to continue as a going concern in the next twelve months is dependent upon its ability to earn revenues and/or obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: MEMBERS' EQUITY

During 2015 and 2016, Phoenix Settlement, LLC is owned by a single member. The single member of the Company contributed $12,162 and $15,440 of capital to the Company for the years ended December 31, 2016 and 2015, respectively. Distributions made to the member totaled $52,622 and $49,760 for the years ended December 31, 2016 and 2015, respectively.

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

NOTE 5: COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 6: SUBSEQUENT EVENTS

Change in Ownership

On April 2017, 100% of the ownership interests in the Company were conveyed to new ownership for $1. In July 2017, the Company adopted a new operating agreement, which established ownership in the form of membership units, where 90 units and 10 units were issued to the two members.

Management's Evaluation

Management has evaluated subsequent events through October 25, 2017, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Emergent Solar Solutions is pending **StartEngine Approval.**

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Raised of $10K - $1.07M goal

Emergent Solar Solutions

Clean Energy Service Provider

Small OPO · Phoenix, AZ · Clean Technology
Accepting International Investment

Overview | Team | Terms | Updates | Comments | Share



Phoenix, Arizona

We Provide Clean Solar Energy Across The Nation

Invest in Emergent Solar Solutions

Emergent Solar Solutions believes that it is possible to power the world using the power of the sun: to make the world a better place for our customer, and for the environment. We've teamed up with Solar Spectrum, and Sunrun, global leaders in Solar Energy, in order to deliver this vision and help as many people go solar as possible. Our system is revolutionary: we use a tailored approach to every need, no matter how big or small, to make innovative, easy-to-use solar systems a reality while keeping the experience pleasurable and simple for our consumers.



Mojave, CA



Capecod, MA

We Believe Rooftop solar and energy storage is the foundation for the next generation of the energy grid. Unlike the grid of the last 100 years, rooftop solar does not rely on transmitting and balancing energy over long distances. Rather, it generates and distributes locally.

Emergent Solar Solutions provides a friendly, user-centric, solar solution, backed by two of the leading titans in the industry.

Invest in Emergent Solar Solutions.

Investing in rooftop solar systems is like building cell towers instead of landlines – it's smart and forward-thinking. It benefits those who own the systems by, in many cases, **eliminating their power bills** completely or at the very least delivering a significant savings on their energy bills, ultimately saving solar system users tens of thousands of dollars over the life of the system. It also benefits the community by providing a clean, renewable source of energy that **reduces the need for expensive new power plants and unsightly power lines.**

We provide homeowners with savings through clean solar energy, and this principle will always guide Emergent's purpose. We've made an easy-to-use system, for amazing results on a new frontier.

Together, we can build a planet powered by the sun.

The Offer

Investment

Maximum 535,000 Units Offered ($1,070,000)

Minimum 5,000 Units Offered ($10,000)

$2/unit

When you invest you are betting the company's future value will exceed $10.5M.

Perks

Emergent Solar Solutions is offering "bonus units" in its own campaign to qualifying investors. The following investors will receive the following bonus units in their Emergent Solar solutions investment:

$1,500 — 6% Emergent Solar Solutions Bonus units

- 6% (or 45 additional units for each 750 units purchased)
- You will also receive an Emergent T-Shirt, a thank you letter, and a $500 solar Savings Certificate for your own residential solar system, or a system for a family member or friend!

$2,500 — 8% emergent solar solutions Bonus units

- 8% (or 100 additional units for each 1250 units purchased)
- You will also receive an Emergent T-shirt, a thank you letter, and a $1,000 solar Savings Certificate for your own residential solar system, or a system for a family member or friend!

$5,000+ — 10% emergent solar solutions Bonus units

- 10% (or 250 additional units for each 2500 units purchased)
- In addition to The 10% Emergent Solar Solutions Bonus Units (if you're a qualifying investor), you will receive a yearly invitation to our Investor/owners year-end VIP conference in Scottsdale, Arizona. This does not include lodging or travel expenses. You will also receive a Emergent Solar Solutions "GO GREEN" T Shirt as well as a thank you letter from the Emergent Team AND a $1500 savings certificate for your own residential solar system or a system for a family member or friend.

ALL PERKS OCCUR AFTER THE OFFERING IS COMPLETED
Fractional units will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.
All Bonus Units will be awarded in a separate Placement Memorandum/Subscription Agreement once the campaign closes.

Emergent Solar is changing the way America sees solar, one home at a time.


EMERGENT
SOLAR SOLUTIONS™

We Use 21st Century Technology To Get Solar Done

Why put up with a pushy salesperson? Using 21st century **technology** and proprietary online platforms, combined with tools provided with our strategic partner, we deliver a complete, customized solar solution, quote, and explanation of your financing options while you relax in the comfort of your own home.

Emergent customizes every system we install to fit our customers' homes, goals and lifestyle, resulting in significant financial benefits to the homeowner over the life of the system. To do this, we use technology that lets us quickly design a custom solar system with just a few pieces of information and satellite imagery of your roof. In a matter of seconds, **our software combs through thousands of potential designs, allowing us to create systems that are tailored to maximize energy production better and faster than if we did it by hand.**

Below, you'll see Emergent's proprietary online software in action. In three easy steps, we evaluate and design solar solutions for our customers. Through this process, we educate and inform our potential customers without the necessity of a face-to-face interaction, providing an innovative non-invasive shopping experience.

We Take Satellite Images



We Measure Your Home



We Design Your System



Explore Emergent Solar Videos

Why Emergent Solar?



Customizable Solar Solutions



How Installations Work



We Do Commercial Projects Too!



Emergent commenced its commercial division with a bang, partnering with REC Solar to negotiate over 2 MW of projects in its first full quarter of operations, and shows no signs of slowing down, with another 1.5MW of projects being negotiated now. Further, Emergent was invited to be one of the few companies to bid on a major solar project for a social media company located in the Silicon Valley.

The Benefits of Solar

Everyone should have the freedom to choose where they get their energy, to control their home's energy costs, and be safe from grid disruption. Consumers want access to affordable technology that enables energy generation, storage and management. They know this choice will ultimately help reduce the use of dirty fossil fuels as well as the need for expensive utility grid infrastructure replacements. There are so many benefits to Solar, for the environment, and for the consumer.

Low Energy Bills



We can slash utility bills by 75%+, or eliminate them all together.

Go Green



Solar is the cleanest way to generate power on a residential scale. In fact, by going Solar, you eliminate the production of roughly 16,000 lbs of CO_2 that would be generated to provide you with conventional power.*

*www.solar-estimate.org

Make Money



In many cases, your system will produce more power than you use. As a result of this, you can often sell this excess energy back to the utility.

There Are So Many Ways To Go Solar!

Emergent Solar is proud to partner with Solar Spectrum. This strategic partnership allows us to offer our customers a wide variety of options to go solar.

We're Partnered With The Titans Of Our Industry

SOLARSPECTRUM AUTHORIZEDPARTNER

EMERGENT SOLAR SOLUTIONS™

sunrun™ NASDAQ: RUN

No matter what happens, we've got you covered. Our partner Solar Spectrum offers an industry-leading Performance Guarantee. Solar Spectrum believes in the positive energy of sunshine, and the power of the sun to uniquely power our world. They make going solar a positive experience. Their customers are the center of their energy systems. Everything they do revolves around ensuring you get the Solar Spectrum Energy System that is right for you – both today and tomorrow. Through our agreement with Solar Spectrum, we are also a proud reseller of Sunrun products and services, a billion-dollar top-rated residential solar company, and are able to offer their products and services nationwide.

Plus, sunshine improves the environment by tons – literally. We believe that together, we can make a huge difference.

The Solar Market

The number of solar installations in the United States has increased annually since 2001. The global energy market is projected to grow to over $10.4 Trillion by the year 2020. The introduction of Income Tax Credits (ITC's) has significantly boosted growth in solar installations. As international economies make a more conscious effort to shape the way we generate energy, the stage is set for renewables to become the primary method of powering the world.

*Facts obtained from the SEIA, www.seia.org


SEIA Solar Energy Industries Association®
U.S. Solar Market Insight
In Second Largest Q2 in History, U.S. Solar Industry adds 2.4 GW of capacity-September 11, 2017
"The U.S. installed 2,387 megawatts (MW) of solar PV in Q2 2017 to reach 47.1 gigawatts (GW) of total installed capacity, enough to power 9.1 million American homes. This represents an 8% increase over the same quarter last year. The industry is poised to install more than 12 GW of solar capacity before the end of 2017."


Cumulative Solar Capacity by State, through Q1 2017
TOP 10 STATES
1. CA: 19,665 MW
2. NC: 3,540 MW
3. AZ: 3,254 MW
4. NV: 2,350 MW
5. NJ: 2,164 MW
6. MA: 1,743 MW
7. TX: 1,620 MW
8. UT: 1,551 MW
9. GA: 1,500 MW
10. NY: 1,066 MW
Less than 30 MW
30 MW - 150 MW
100 MW - 999 MW
1,000 MW - 4,000 MW
More than 19,000 MW
© 2017
gtmresearch
SEIA


U.S. Solar PV Growth Forecast
Solar Capacity (MW)
Percent of U.S. Electric Generation
After rapidly completing a record buildout in 2016/2017, developers will be looking to procure new projects with completion targets moving into the next decade. By 2021 there will be over 100 GW of Solar installed in the U.S., with annual totals exceeding 16 GW in 2022.
2018E 2019E 2020E 2021E 2022E
Residential
Non-Residential
Utility-Scale
Percent of Total U.S. Generation
© 2017
gtmresearch
SEIA


Goldman Sachs
THE LOW CARBON ECONOMY
By Brian Lee
"Solar's fundamental prospects for continued growth and adoption remain positive," says Goldman Sachs Research's Brian Lee. He asserts how improvements in technology and declining costs are making solar a more attractive source of incremental power.

We've Already Got Fans

Alfredo Nee
5 reviews
★★★★★
2 weeks ago
The whole process was carried out very professionally from start to finish. I am very pleased!

Franklyn Carr
4 reviews
★★★★★
3 weeks ago
If you're interested in going Solar, I highly recommend Emergent Solar Solutions' excellent services. They make a daunting home improvement a lot easier.

Jonathan N. Craig
1 review
★★★★★
2 weeks ago
The crew was great, kind and efficient. Recommended service!

Here's What We'll Do Moving Forward

The money we raise from StartEngine will be used to leverage the favorable situation we're already in with the ability to educate and create market penetration in key states across the country. With favorable progressive renewable energy growth market conditions, we'll leverage these states for their solar incentives and initiatives, toward attracting homeowners to go solar.

We have a lean and streamlined business model, and amazing online platforms and technologies which make it possible for us to offer solar solutions to home owners all across America from our offices in Phoenix, without overhead created by having the need for a "brick and mortar" infrastructure. We can use our equity capital to focus on marketing and creating consumer awareness the most cost effective way - by maximizing profits and minimizing overhead while rapidly scaling our inside sales organization.

Emergent is ready to scale up marketing and sales infrastructure, enabling us to grow exponentially instead of just sequentially. We'll invest in business resources to create a return on investment, including office and integration technology resource expansion. We'll hire additional top tier sales professionals and expand our digital footprint through social media to enhance market awareness and penetration in order to sharpen our overall ROI on advertising dollars spent.

Although Emergent Solar is on the cutting edge technically, with its business practicies, we still take an old fashioned approach to spending money, employing the old adage, "spend a dollar, and make two dollars back," creating measurable metrics for profit for our investors.

Join us!

May 28, 2017

Emergent Solar Signs Agreement with Harmon Solar

Harmon Solar is Arizona's preeminent solar equipment and installation contractor.

June 1, 2017

Emergent Solar Solutions Commences Operations

We're open for business!

July 1, 2017

Emergent Solar signs on SunRun...

Emergent Solar signs Chad Anderson, sales management executive from SunRun.

August 1, 2017

Emergent Solar Inks Deal with Solar Spectrum

Emergent Solar becomes a national reseller of Solar Spectrum Inc., now the fourth largest solar company in America.

August 2, 2017



Emergent Solar's Foot Print Goes National

We begin providing solar solutions to home owners in the North Eastern United States, servicing the states of New York, New Jersey, Massachusetts and Rhode Island.

August 8, 2017

Enter REC Solar

Emergent Solar becomes one of an exclusive few companies to represent REC Solar: the largest commercial solar company in California.

September 10, 2017



Emergent Solar Launches its Commercial Division

We launch with 3 megawatts of solar proposals pending with major real-estate holdings group in Northern California!

October 1, 2017



Kanwar Singh Becomes President/CEO

New President of Emergent solar brings over two decades of success & experience as a Fortune 500 executive within IT & communications business.

October 12, 2017

Emergent Solar Signs with Clark Enterprises

Asia-based call center creates a strategic alliance to allow Emergent to launch a powerful platform for new business development to grow exponentially.

November 2017

StartEngine Campaign Launches

We aim to raise our goal of $1,070,000!

February 2018



StartEngine Closes (ANTICIPATED)

A successful campai[gn] finishes!

Meet the Founders





Kanwar Singh

President & CEO

With a background including fifteen years of progressively responsible leadership and consulting positions with multinationals, Fortune 500, 1000 companies and startups ranging from $50M to $250M, Mr. Singh has managed and directed multi-million dollar departmental budgets, programs and highly skilled and successful teams. Most recently, Mr. Singh served as a Senior Management Consultant with CIFX Inc. in Scottsdale Arizona, delivering CRM and IT&C advice to corporations large and small, from 2013 until he transitioned to Emergent Solar. He brings to Emergent demonstrated strategic leadership and his relentless drive for operational excellence, customer life cycle management and CRM Systems Solution development within global, national and enterprise-wide operations, all facilitated through the exploitation of emerging technologies. Mr. Singh has been consulting Emergent Solar Solutions since its inception in June of 2017, and took on the roll of President and CEO in October 2017.

Gabriela Vidal-Corrales

Founder, Managing Member

After graduating from the prestigious Universidad de Latina de Mexico with a degree in tourism, Ms. Corrales became a founding member of Ecotourismo de Bahia SA de RL de CV (Eco-tourism of the Bay corporation), a company that developed ECO friendly tourist attractions. This passion for sustaining the environment ultimately lead to her involvement with developing one of the most successful ECO-themed destination developments in Puerto Vallarta Mexico. Prior to Emergent Solar, Ms. Vidal-Corrales was a principal at EcoTurismo de Bahia from 2014-2017. Ms. Corrales was the founder and Managing Member of Emergent Solar Solutions, and has maintained this capacity since May of 2017.

And the Rest of the Team



Stuart Kramer

Chief Financial Officer

Stuart Kramer brings the highest level of qualified financial management to Emergent Solar Solutions with over 20 years of operations, financial management and controller experience. Throughout his decades of professional experience Mr. Kramer has delivered sustained profitability, all while generating long-term growth for multi-million dollar consulting firms that provide Enterprise Performance Management solutions to large enterprise organizations around the world. Mr. Kramer is in charge of all financial operations for Emergent Solar. Mr. Kramer joined Emergent Solar Solutions in June of 2017. Prior to Emergent Solar, Mr. Kramer was a controller at Hammerman and Hultgren LLP from 2014-2017.



William Paulin

Vice President, Sales

Bill was part of the A-Team at Sunrun, where he worked as an Inside Solar Consultant from 2014 until 2017 and was responsible for the growth and development of its inside sales team into the preeminent inside solar sales organization in the country. At Emergent Solar, he's responsible for the development and management of the sales division, where he puts his considerable talents to work revising sales practices, ensuring revenue targets are met and exceeded, and exploring new avenues to drive solar adoption rates by prospective Emergent Solar customers! Mr. Paulin joined Emergent Solar Solutions in August of 2017.



Lananh Wong

Chief Marketing Officer

Ms. Wong brings to the table a decade of experience as a high-level marketing executive, including responsibilities of managing a $30m marketing budget and a staff of 44 as director of Casino Marketing for a prominent gaming institution in the State of Arizona. Ms. Wong brings to Emergent Solar her vast experience in the digital marketing realm giving her extensive insight into best practices for increasing online awareness of the Emergent Solar brand, ultimately resulting in increased advertising ROI while creating the marketing platform to provide for Emergent Solar's rapid growth. Ms. Wong has been the Chief Marketing Officer since June of 2017. Prior to Emergent Solar, Ms. Wong served as the Director of Casino Marketing for Lone Butte Casino in Chandler, Arizona from 2013 through 2016.



Max Horowitz

Information Systems Manager

Mr. Horowitz began his career with Cisco Systems, working as a network architect after spending some academic time at Stanford, where he learned everything there is to know about networking. At Emergent Solar Solutions, Mr. Horowitz runs the Information Technology department, He is intimately familiar with all of Emergent software processes, online tools and proprietary platforms, including its CRM and the Sunrun portal. He also handles TCPA compliance auditing for Sales operations for Emergent.

Offering Summary

Maximum 535,000 Units Offered ($1,070,000)

Minimum 5,000 Units Offered ($10,000)

Company	Phoenix Settlements LLC DBA Emergent Solar Solutions
Corporate Address	3302 E Indian School Road, Phoenix, AZ 85018
Description of Business	Residential Solar Solutions Provider using State-of-the-Art Proprietary Technology to deliver a consumer-centric, online educational and experiential process for going solar.
Type of Security Offered	Equity Unit
Purchase Price of Security Offered	$2.00 USD
Minimum Investment Amount (per investor)	250 Units

Perks

Emergent Solar solutions is offering "bonus units" in its own campaign to qualifying investors. The following investors will receive the following bonus units in their Emergent Solar Solutions investment:

$1,500 — *6% Emergent Solar Solutions <u>Bonus units</u>*

- 6% (or 45 additional units for each 750 units purchased)

EXAMPLE Return on Investment (PROFIT): If you invest $1,500 at $2/Unit, you will receive 750 units. Based on our five year Financial Projections, your $1,500 will turn into $17,505.00. (1167% ROI over 5 years) So, the bonus units that you will receive at this level of an investment are an additional 45 units, valued at $90, which will equate to an extra $1,050.30 return on your investment at the end of 5 years. This is a total Return on Investment of $18,555.30.

You will also receive an Emergent Solar Solutions "GO GREEN" T Shirt as well as a thank you letter from the Emergent Team AND a $500 savings certificate for your own residential solar system or a system for a family member or friend.

$2,500 — *8% Emergent Solar Solutions <u>Bonus units</u>*

- 8% (or 100 additional units for each 1250 units purchased)

EXAMPLE Return on Investment (PROFIT): If you invest $2,500 at $2/Unit, you will receive 1250 units. Based on our five year Financial Projections, your $2,500 will turn into $29,175.00. (1167% ROI over 5 years) So, the bonus units that you will receive at this level of an investment are an additional 100 units, valued at $200, which will equate to an extra $2,334.00 return on your investment at the end of 5 years. This is a total Return on Investment of $31,509.00.

You will also receive an Emergent Solar Solutions "GO GREEN" T Shirt as well as a thank you letter from the Emergent Team AND a $1000 savings certificate for your own residential solar system or a system for a family member or friend.

$5,000+ — <u>1</u>0% E*mergent Solar Solutions <u>Bonus Units</u>*

- 10% (or 250 additional units for each 2500 units purchased)

EXAMPLE Return on Investment (PROFIT): If you invest $5,000 at $2/Unit, you will receive 2500 units. Based on our five year Financial Projections, your $5,000 will turn into $58,350.00. (1167% ROI over 5 years) So, the bonus units that you will receive at this level of an investment are an additional 45 units, valued at $90, which will equate to an extra $2,917.50 return on your investment at the end of 5 years. This is a total Return on Investment of $61,267.50.

In addition to The 10% Emergent Solar Solutions Bonus Units (if you're a qualifying investor), you will receive a yearly invitation to our Investor/owners year-end **VIP conference** in Scottsdale, Arizona. This does not include lodging or travel expenses. You will also receive a Emergent Solar Solutions "GO GREEN" T Shirt as well as a thank you letter from the Emergent Team AND a $1500 savings certificate for your own residential solar system or a system for a family member or friend.

Fractional units will not be distributed and unit bonuses will be determined by rounding down to the nearest whole unit.

All Bonus Units will be awarded in a separate Subscription Agreement upon the close of our offering.

*All Perks will occur after the offering is completed.

View our Five Year Projections and ROI Calculations!

<u>An Important Note About Our Financials</u>

Emergent Solar Solutions is a registered trade name of Phoenix Settlements LLC. The company operated as a single member LLC during 2015 and 2016. Commissions were earned solely by the sales activities of the managing member and were paid to the company. During the 2nd quarter of 2017, 100% interest in the company was transferred to the new managing member. During the 2nd quarter of 2017, Emergent Solar Solutions was created as a division of Phoenix Settlements LLC, registered its trade name and commenced operations; additional capital was received; office space and infrastructure acquired; and a new operating model was adopted. The company signed agreements with nationally recognized partners, hired its first employees and recorded its first 25 residential solar system sales.

Irregular Use of Proceeds

The company might incur irregular use of proceeds that may include, but are not limited to the following: Salary payments made to company owners and administrators; Expenses labeled Travel and Entertainment; and/or Expenses regarding the Research and Development of new business lines and/or products/services to offer that are synergistic with Solar Energy.

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Emergent Solar Solutions to get notified of future updates!

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©2017 All Rights Reserved

Important Message

www.StartEngine.com is a website owned by StartEngine Crowdfunding, Inc. and operated by StartEngine Crowdfunding and its wholly owned-subsidiary, StartEngine
Capital, LLC. StartEngine Crowdfunding is a not a broker-dealer, funding portal or investment adviser. StartEngine Capital, LLC is a funding portal registered with the US
Capital, LLC. StartEngine Crowdfunding is a not a broker-dealer, funding portal or investment adviser. StartEngine Capital, LLC is a funding portal registered with the US Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Investment opportunities posted and accessible through the site are of three types

1.Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. No broker-dealer, funding portal or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 2. Regulation D offerings (506(c)), which are offered only to accredited investors. No broker-dealer, funding portal, or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 3. Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks. You can learn more in our Learn section.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation of offerings are not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

VIDEO TRANSCRIPT (Exhibit D)

Campaign Video

Do you want to change the world? We do too! Join Emergent Solar Solutions Investor/Partner Program.

"We have the management team to make emergent solar a serious player in the renewable energy space" – President & CEO

Emergent Solar Solutions is on its way to becoming a national leader in the solar energy space.

We have developed a solar system delivery model utilizing an online proprietary platform and satellite imagery, allowing the home or business owner to learn about all the advantages of going solar right from the comfort of their home or office.

"I was a part of the 'A Team' within Sunrun's salesforce that contributed to Sunrun's growth, making it one of the biggest online solar sales operations in the United States and I am doing it now for Emergent Solar!" William Paulin- Vice President Sales

There are two options for joining us:

First, you could simply invest, and know you just did a good thing for the environment and maybe an even better thing for your pocketbook.

Or, you could also partner with us. We provide you with a comprehensive online learning platform to motivate, educate, and prepare yourself to share everything there is to know about going solar and you earn referral fees along the way. Earn extra cash and build the value of the company you invested in!

Emergent solar is changing the way America sees solar one home at a time

Become a change agent, be a part of the solution, and help shape the future of your planet, and your investment portfolios ROI.

Join us today."

-

Why Emergent Solar

So you want a solar system for your home or business, but you DON'T want to have a pushy, stinky salesperson come into your home.

Well, we've got you covered. At Emergent Solar Solutions, our slogan is simple-we don't WANT to come to your home! Using 21st century technology and leveraging the power of our national partner Sunrun, we are able to deliver a complete solar explanation and custom solar quote right over the phone!

We'll go over how your system would work, the savings you can expect, and even show you a satellite image of your home or business with the panels placed on it-all while you relax in the comfort of your own space. We'll even cover financing and purchase options.

And, when you're ready to proceed, we handle the contract process online as well. The only time we'll come to your home is to install the panels and to service them when required.

This modern approach lets you proceed at your own pace through the process of going solar, and our friendly Energy Consultants will guide you step by step.

So the question isn't 'Why choose Emergent?', but 'Why Choose Anyone Else?!'

Request a quote today and find out how easy it is to go solar with Emergent Solar Solutions.

-

Get Solar Your Way

Look, one size fits all is great for some things, but for solar? Not so much. A customized approach that fits your home, your lifestyle, and your savings goals is the best approach for anyone. Ready to see how this works? Using our proprietary design technology, we can quickly design a solar system with just a few pieces of information and satellite imagery of your home. It combs through thousands of potential designs in seconds, allowing us to recommend the best possible system for you. But we're not done with customizing just yet – we'll also let you customize HOW you get your solar energy. Want to pay less? We've got zero down options. Want to buy and own your system? We can do that as well. Need to finance your purchase? We've got you covered. In fact, even our contracts are custom-we'll customize the agreement based on your individual needs. So talk to a solar consultant today and find out how Emergent Solar Solutions, along with it's partner Solar Spectrum, can help you go solar today.

-

How an Installation Works

You may be wondering, OK, now that I made the smart choice to go solar with Emergent and its partner Solar Spectrum, what actually happens during my installation? Let me tell you. When your install team arrives, they'll introduce themselves, review your personalized installation plan, and ask you for access to work areas, such as the attic and electric panel. They'll work off their work zones and set out their equipment needed for access. They'll be as neat as possible, but since your home is temporarily being transformed into a construction site, expect to see tools, equipment, and parts in designated areas. You'll hear some noise as the crew installs safety ropes, and then installs the mounts that your panels will sit on. But don't worry-installers will make sure that all holes and roof penetrations are securely sealed at the end of installation. And you're covered by Solar Spectrum's roof penetration warranty. Pretty great, huh? Next, installers will mount electrical equipment on the side of your home, including the inverter, meter, and disconnects. Electrical piping known as conduit will be installed to connect all of this equipment, and will be custom designed for your home. Now it's time to get those beautiful panels up on your roof. You're almost done-and one step closer to producing your own green energy using the power of the sun. Pretty exciting, huh? After the installation, the crew will leave your home spotless-and give you the opportunity to take photos of your new installation to show off to your friends. A selfie with your brand new panels is great for social media! In a few weeks, once you receive permission to operate from your utility, you'll be able to turn on your new system.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

LIMITED LIABILITY COMPANY AGREEMENT

of

Phoenix Settlements LLC

Dated as of November 16, 2017

TABLE OF CONTENTS

Page

LIMITED LIABILITY COMPANY AGREEMENT

OF

PHOENIX SETTLEMENTS, LLC

THIS LIMITED LIABILITY COMPANY AGREEMENT ("Agreement") of PHOENIX SETTLEMENTS, LLC an Arizona limited liability company (the "Company"), is entered into as of May 17, 2017 by and among those Persons executing this Agreement and listed on attached Schedule A (the "Member").

WHEREAS, the Member is entering into the limited liability company agreement of the Company, dated May 17, 2017 for the purpose of operating the Company as a limited liability company under the Act for the purposes set forth herein; and (the "Original Agreement");

WHEREAS, the Member is entering into this Agreement to govern the Company.

NOW THEREFORE, in consideration of the agreements and obligations set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Member hereby agree as follows:

ARTICLE 1

DEFINED TERMS

Section 1.1 Definitions Unless the context otherwise requires, the terms defined in this Article I shall, for the purposes of this Agreement, have the meanings herein specified.

"Act" means Arizona Limited Liability Company Act], as amended from time to time,

"Additional Member" shall have the meaning set forth in Section 5.4(a),

"Adjusted Capital Account Deficit" means with respect to a Member the deficit balance in its "Capital Account" after giving effect to any amounts the Member is obligated to contribute or restore to the Company pursuant to the penultimate sentences of Treasury Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5).

"Affiliate" means with respect to a Person, any other Person that, directly or indirectly, controls, is controlled by, or is under common control with, the specified Person. As used in this definition, the term "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of an entity, whether through ownership of voting securities, by contract or otherwise. Ownership of more than fifty percent (51%) of the beneficial interests of an entity shall be conclusive evidence that control exists. For purposes of this definition, "Affiliate" shall include, with respect to any natural Person, the spouse, parents, siblings and children of such Person.

"Agreement" means this Limited Liability Company Agreement, as amended, modified, supplemented or restated from time to time.

"Assignment Notice" shall have the meaning set forth in Section 7.5.

"Business" shall have the meaning set forth in Section 3.1.

"Capital Account" means, with respect to any Member, the capital account maintained for such Member in accordance with the provisions of Article 4 hereof.

"Capital Contribution" means, with respect to any Member, the aggregate amount of money and the initial Gross Asset Value of any property (other than money) contributed to the Company pursuant to Article 4 hereof with respect to such Member Units.

"Certificate" means the Certificate of Formation of the Company and any and all amendments thereto and restatements thereof filed on behalf of the Company with the office of the Secretary of State of the State of Delaware pursuant to the Act.

"Code" means the Internal Revenue Code of 1986, as amended from time to time, or any corresponding federal tax statute enacted after the date of this Agreement.

"Company Minimum Gain" shall have the meaning set forth in Treasury Regulations Sections 1.704-2(b)(2) and 1.704-2(d).

"Company Nonrecourse Liability" has the meaning set forth in Treasury Regulations Section 1.704-2(b)(3)

"Company Sale" shall have the meaning set forth in Section 5.7(a)

"Company Sale Notice" shall have the meaning set forth in Section 5.7(b).

"Confidential Information" means data and information relating to the Company (which does not rise to the level of a Trade Secret) and which has material value to the Company and is not generally known to its competitors. Confidential Information does not include any data or information that has been voluntarily disclosed to the public by the Company or that has been independently developed and disclosed by others, or that otherwise enters the public domain through lawful means.

"Covered Person" means a Member; any Affiliate of a Member; the Manager or any member thereof; any officers, directors, shareholders, partners, employees, representatives or agents of a Member, any Affiliate of a member of the Manager; any employee or agent of the Company or its Affiliates; any Tax Matters Representative of the Company; or an officer of the Company that is not an employee.

"Current Operating Expenditures" means the expenditures of the Company for each Fiscal Year, or part thereof, arising from the ordinary course of the Company's business, including, but not limited to, the following:

(a) general operating expenses including, but not limited to, management, legal, accounting and other professional fees, wages, salaries and other compensation in connection with its business operations, monies expended to comply with and perform contractual and other obligations, and any other expenses expended on behalf of the Company in relation to its general administrative and management needs;

(b) payments of principal and interest upon any indebtedness of the Company (whether third-party indebtedness or loans made by Member to the Company pursuant to this Agreement);

(c) any other cash expended by the Company for business operations; and

(d) the establishment of appropriate reserves for debt service, to provide working capital or any other contingency of the Company.

"Depreciation" means, for each Fiscal Year or other period, an amount equal to the depreciation, amortization or other cost recovery deduction allowable with respect to an asset for such Fiscal Year or other period; provided, however, that if the Gross Asset Value of an asset differs from its adjusted basis for federal income tax purposes at the beginning of such Fiscal Year or other period, Depreciation shall be an amount that bears the same ratio to such beginning Gross Asset Value as the federal income tax depreciation, amortization or other cost recovery deduction with respect to such asset for such Fiscal Year or other period bears to such beginning adjusted tax basis; and provided further, that if the federal income tax depreciation, amortization or other cost recovery deduction for such Fiscal Year or other period is zero, Depreciation shall be determined with reference to such beginning Gross Asset Value using any reasonable method selected by the Manager.

"Drag-Along Purchase Price" shall have the meaning set forth in Section 5.7(b).

"Drag-Along Sellers" shall have the meaning set forth in Section 5.7(a).

"Exclusion Period" shall have the meaning set forth in Section 5.9(a).

"Fiscal Year" means (i) the period commencing upon the formation of the Company and ending on December 31, 2014 and (ii) any subsequent twelve (12) month period commencing on January 1 and ending on December 31.

"Gross Asset Value" means, with respect to any asset, such asset's adjusted basis for federal income tax purposes, except as follows:

(a) the initial Gross Asset Value of any asset contributed by a Member to the Company shall be the gross fair market value of such asset, as agreed to by the contributing Member and the Manager;

(b) the Gross Asset Value of all Company assets shall be adjusted to equal their respective gross fair market values, as determined by the Manager, as of the following times: (i) the acquisition of an additional interest in the Company by any new or existing Member in exchange for more than a de minimis Capital Contribution; (ii) the distribution by the Company to a Member of more than a de minimis amount of Company assets as consideration for an interest in the Company; and (iii) the liquidation of the Company within the meaning of Treasury Regulations Section 1.704-1(b)(2)(ii)(g); provided, however, that adjustments pursuant to Clause (i) and Clause (ii) of this sentence shall be made only if the Manager reasonably determines that such adjustments are necessary or appropriate to reflect the relative economic interests of the Member in the Company; and

(c) the Gross Asset Value of any Company asset distributed to any Member shall be the gross fair market value of such asset on the date of distribution, as determined by the Manager.

(d) The Gross Asset Values of Company assets shall be adjusted to reflect any adjustments to the adjusted basis of such assets pursuant to Code Section 734(b) or Code Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m).

If the Gross Asset Value of an asset has been determined or adjusted pursuant to Paragraph (a) or Paragraph (b) above, such Gross Asset Value shall thereafter be adjusted by the Depreciation taken into account with respect to such asset for purposes of computing Profits and Losses.

"Gross Revenue" means the gross revenue of the Company for each Fiscal Year, or part thereof, arising from the ordinary course of the Company's business. Gross revenue shall not include Capital Contributions or, unless otherwise agreed by the Manager, any loan proceeds received by the Company.

"Liquidating Trustee" shall have the meaning set forth in Section 13.4(a).

"Manager" shall mean Gabriela Vidal Corrales and any successor Manager, as described in Article 6 hereof.

"Member" means any Person executing this Agreement and any Person admitted as an Additional Member or a Substitute Member pursuant to the provisions of this Agreement, in such Person's capacity as a Member of the Company, and "Member" means two (2) or more of such Persons when acting in their capacities as Member of the Company.

"Member Nonrecourse Debt" has the meaning set forth in Treasury Regulations Section 1.704-2(b)(4).

"Member Nonrecourse Debt Minimum Gain" shall have the meaning set forth in Treasury Regulation Section 1.704-2(i)(3).

"Minimum Distributions" shall have the meaning set forth in Section 8.1(b).

"Net Cash Flow" means, for each calendar month, Fiscal Year or other period of the Company for which it must be determined, the Gross Revenue of the Company from all sources other than Capital Contributions, less Current Operating Expenditures.

"Notice of Transfer" shall have the meaning set forth in Section 5.10.

'Participation Member shall have the meaning set forth in Section 5.10.

"Percentage Interest" means a Member's Percentage Interest as described in Schedule A, as amended from time to time. A Member's Percentage Interest shall equal the number of Units held by such Member divided by the total number of Units outstanding.

"Person" includes any individual, corporation, association, partnership (general or limited), joint venture, trust, estate, limited liability company, or other legal entity or organization.

"Profits" or "Losses" means, for each fiscal Year, an amount equal to the Company's taxable income or loss for such Fiscal Year, determined in accordance with Section 703(a) of the Code (but including in taxable income or loss, for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Section 703(a)(1) of the Code, with the following adjustments:

(a) any income of the Company exempt from federal income tax and not otherwise taken into account in computing Profits or Losses pursuant to this definition shall be added to such taxable income or loss;

(b) any expenditures of the Company described in Section 705(a)(2)(B) of the Code (or treated as expenditures described in Section 705(a)(2)(B) of the Code pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(i)) and not otherwise taken into account in computing Profits or Losses pursuant to this definition shall be subtracted from such taxable income or loss;

(c) in the event the Gross Asset Value of any Company asset is adjusted in accordance with Paragraph (b) or Paragraph (c) of the definition of "Gross Asset Value" above, the amount of such adjustment shall be taken into account as gain or loss from the disposition of such asset for purposes of computing Profits or Losses:

(d) gain or loss resulting from any disposition of any asset of the Company with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Gross Asset Value of the asset disposed of, notwithstanding that the adjusted tax basis of such asset differs from its Gross Asset Value;

(e) in lieu of the depreciation, amortization and other cost recovery deductions taken into account in computing such taxable income or loss, there shall be taken into account Depreciation for such Fiscal Year or other period, computed in accordance with the definition of "Depreciation" above; and

(f) notwithstanding any other provisions of this definition, any items which are specially allocated pursuant to Section 9.2 hereof shall not be taken into account in computing Profits or Losses.

"Property" means all of the assets and property now owned or hereafter acquired by the Company.

"Proposed Purchaser" shall have the meaning set forth in Section 5-7.

"Substitute Member" means a Person who is admitted to the Company as a Member pursuant to Section 7.1 hereof, and then is named as a "Member" on an amended Schedule A to this Agreement.

"Super Majority" means Member holding Voting Percentages of fifty one percent (51%) or more of the aggregate Voting Percentages.

"Tag-Along Purchase Price" shall have the meaning set forth in Section 5.10.

"Tax Matters Representative" has the meaning set forth in Article 11 hereof.

"Territory" shall have the meaning set forth in Section 5.9(a).

"Trade Secrets" means information relating to the Company, without regard to form, including, but not limited to, technical or nontechnical data, formulas, patterns,, compilations, programs, products, devices, methods, techniques, drawings, blueprints. processes, financial data, financial plans, product plans or lists of actual or potential customers or suppliers which is not commonly known by or available to the public and which (a) derives economic value, actual or potential, from not being known to, and not being readily ascertainable by proper means by, other persons who can obtain economic value from its disclosure or use; and (b) is the subject of efforts that are reasonable under the circumstances to maintain its secrecy.

'Transfer" means any transfer, assignment, sale, conveyance, hypothecation, license, lease, partition, pledge or grant of a security interest in a Member's Units in the Company, and includes any "involuntary transfer" such as a sale of any part of the units therein in connection with any bankruptcy or similar insolvency proceedings, or a divorce or other marital settlement involving any Member, or any other disposition or encumbrance of a Member's Units. For purposes of this Agreement, any transfer, exchange or series of transfers (or exchanges), directly or indirectly, of the stock, partnership, member or other ownership interests of any Member that is a business organization or an entity (or any combination of such transfers or exchanges, whether direct or in connection with a merger, acquisition, sale, or similar reorganization or transaction, including issues of new stock or other ownership interests, or the exercise of options, warrants, debentures or other convertible instruments, or a redemption of other interests in the Member, and any similar transactions involving the stock or other ownership interests of such Member), the effect of which is that the Persons who owned at least fifty-one percent (51%) of the outstanding stock or other ownership interests in such Member at the time this Agreement is signed, no longer own at least fifty-one (51%) of such stock or other ownership interests, then a Transfer shall also be deemed to have occurred with regard to the Units owned by such Member.

"Transferring Member" shall have the meaning set forth in Section 5.7(a).

"Treasury Regulations" means the income tax regulations, including temporary regulations, promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

"Units" means units representing an ownership interest in the Company.

"Unrecovered Capital" means the aggregate Capital Contributions of a Member reduced by any distributions in excess of the aggregate Profits allocated to such Member.

"Voting Percentage" means the voting percentage assigned to each Member that have the right to vote, as set forth on Schedule A.

ARTICLE 2

FORMATION AND TERM

Section 2.1 Formation.

(a) The Member hereby agree to operate the Company as a limited liability company pursuant to the provisions of the Act and agree that the rights, duties and liabilities of the Member shall be as provided in the Act, except as otherwise provided herein. An authorized person has previously filed the Certificate.

(b) The name, mailing address and Capital Account of each Member as of the date of this Agreement are listed on Schedule A attached hereto. The Manager shall update Schedule A, from time to time, as may be necessary to accurately reflect the information therein. Any amendment or revision to Schedule A made in accordance with this Agreement shall not be deemed an amendment to this Agreement. Any reference in this Agreement to Schedule A shall be deemed to be a reference to Schedule A, as amended and in effect from time to time.

Section 2.2 Name: The business and affairs of the Company shall be conducted under the name "Phoenix Settlements, LLC" and such name shall be used at all times in connection with the Company's business and affairs, except to the extent the Manager agrees to the use by the Company of assumed names or other trade names or fictitious names. The Company's officers shall execute such assumed or fictitious name certificates as may be desirable or required by law to be filed in connection with the formation of the Company and shall cause such certificates to be filed in all appropriate public records.

Section 2.3 Term: The term of the Company commenced on the date the Certificate was filed and shall continue perpetually, unless the Company is dissolved in accordance with the provisions of this Agreement.

Section 2.4 Registered Agent and Office: The Company's registered agent and office in Arizona shall be Gabriela Vidal Corrales, at 3302 East Indian School Road Phoenix, Arizona 85018. At any time, the Manager may designate another registered agent and/or registered office.

Section 2.5 Principal Place of Business: The principal place of business of the Company shall be 3302 East Indian School Road Phoenix, Arizona 85018. At any time, the Manager may change the location of the Company's principal place of business.

Section 2.6 Qualification in Other Jurisdictions: The Manager shall cause the Company to be qualified, formed or registered under assumed or fictitious name statutes or similar laws in any jurisdiction in which the Company transacts business. The officers of the Company shall execute, deliver and file any certificates (and any amendments and/or restatements thereof) necessary for the Company to qualify to do business in a jurisdiction in which the Company may wish to conduct business.

ARTICLE 3

PURPOSE AND POWERS OF THE COMPANY

Section 3.1 Purpose

(a) The purpose of the Company is to market and sell solar and to engage in all other lawful activities reasonably related thereto (the "Business").

(b) In no event shall this Agreement be held or construed to imply the existence of a general partnership or joint venture among the Member with regard to matters, trades or businesses or enterprises outside the scope of this Company, and no Member shall have any power or authority under this Agreement to act as the agent or representative of the Company or any other Member with regard to any matter beyond the scope of this Company.

Section 3.2 Powers of the Company: The Company shall have the power and authority to take any and all actions necessary, appropriate, proper, advisable, incidental or convenient to or for the furtherance of the purpose set forth in Section 3.1, including, but not limited to, the power:

(a) to conduct the business of the Company, carry on its operations and have and exercise the powers granted to a limited liability company by the Act in any state, territory, district or possession of the United States, or in any foreign country that may be necessary, convenient or incidental to the accomplishment of the purpose of the Company;

(b) to acquire by purchase, lease, contribution of property or otherwise, own, hold, operate, maintain, finance, improve, lease, sell, convey, pledge, mortgage, transfer, demolish or dispose of any real or personal property (including the Property) that may be necessary, convenient or incidental to the accomplishment of the purpose of the Company;

(c) to enter into, perform and carry out contracts of any kind, including contracts with any Member or Affiliate thereof, necessary to the accomplishment of the purpose of the Company;

(d) to sue and be sued, make claims and defend, and participate in administrative or other proceedings in its name;

(e) to appoint employees and agents of the Company, and define their duties and fix their compensation;

(f) subject to the provisions of Article 12, to indemnify certain Persons in accordance with the Act and to obtain any and all types of insurance;

(g) to borrow money and issue evidences of indebtedness, including loans from any Member or Affiliate thereof, and to secure any of the same by a mortgage, pledge or other lien on the assets of the Company;

(h) to pay, collect, compromise, litigate, arbitrate or otherwise adjust or settle any and all other claims or demands of or against the Company or to hold such proceeds against the payment of contingent liabilities; and

(i) to make, execute, acknowledge and file any and all documents or instruments necessary, convenient or incidental to the accomplishment of the purpose of the Company.

Section 3.3 Title to Company Property: Except as otherwise set forth herein, legal title to the Property and all other Company property and assets shall be taken and at all times held in the name of the Company.

ARTICLE 4
CAPITAL CONTRIBUTIONS, MEMBER INTERESTS, CAPITAL ACCOUNTS AND FUTURE CAPITAL REQUIREMENTS

Section 4.1 Capital Contributions: The Member has agreed to designate all Units as ______________ set forth on Schedule A. In addition the Voting Percentage of each Member holding Voting Percentages is set forth on Schedule A. In the event that the Manager admits Additional Member, such Additional Member shall make Capital Contributions as determined by the Manager at its sole discretion. No Member shall have any obligation to make additional Capital Contributions.

Section 4.2 Member's Units: A Member's Units shall for all purposes be personal property. A Member has no interest in specific Company property, unless and until distributed to such Member.

Section 4.3 Status of Capital Contributions.

(a) Except as otherwise provided in this Agreement, no Member, or the successor or assign of a Member, may demand a return of his Capital Contributions, in whole or in part.

(b) No Member or Affiliate thereof shall receive any interest, return, compensation or drawing with respect to its Capital Contributions or its Capital Account or for services rendered or resources provided on behalf of the Company, except as otherwise specifically provided in this Agreement or except as otherwise determined by the Member or the

Manager in the case of compensation or reimbursements for services performed for the Company.

(c) Except as otherwise provided in this Agreement, no Member shall be required to lend any funds or make any additional Capital Contributions to the Company. No Member shall have any personal liability for the repayment of any other Member's Capital Contribution.

Section 4.4 Capital Accounts.

(a) A separate Capital Account shall be established and maintained for each Member. The original Capital Account established for any Member who acquires Units by virtue of an assignment in accordance with the terms of this Agreement shall be in the same amount as and shall replace the Capital Account of the assignor of such Units, and, for purposes of this Agreement, such Member shall be deemed to have made the Capital Contributions made by the assignor of such Units (or made by such assignor's predecessor in interest). To the extent such Member acquires less than all of the Units of the assignor of the Units so acquired by such Member, the original Capital Account of such Member and its Capital Contributions shall be in proportion to the Units it acquires, and the Capital Account of the assignor who retains Units, and the amount of its Capital Contributions, shall be reduced in proportion to the Units it retains.

(b) The Capital Account of each Member shall be maintained in accordance with the following provisions:

(i) to such Member's Capital Account there shall be credited such Member's Capital Contributions, such Member's distributive share of Profits, special allocations of income and gain, and the net amount of any Company liabilities that are assumed by such Member or that are secured by any Company assets distributed to such Member;

(ii) to such Member's Capital Account there shall be debited the amount of cash and the Gross Asset Value of any Company assets distributed to such Member pursuant to any provision of this Agreement, such Member's distributive share of Losses, special allocations of loss and deduction, and the net amount of any liabilities of such Member that are assumed by the Company or that are secured by any property contributed by such Member to the Company, and

(iii) in determining the amount of any liability for purposes of this Section 4.4(b), there shall be taken into account Section 752(c) of the Code and any other applicable provisions of the Code and the Treasury Regulations.

Section 4.5 Capital Accounts Generally

(a) Except as otherwise provided in this Agreement, whenever it is necessary to determine the Capital Account of any Member for any purpose hereunder, the Capital Account of such Member shall be determined after giving effect to all adjustments provided for in Section 4.4 hereof for the current Fiscal Year in respect of transactions effected prior to the date such determination is to be made.

(b) No Member shall be entitled to withdraw any part of its Capital Account, or to receive any distribution from the Company except as specifically provided in this Agreement.

(c) In the event the Gross Asset Values of Company assets are adjusted in accordance with the definition of Gross Asset Value, the Capital Accounts shall be adjusted by allocating the increases or decreases in Gross Asset Value in accordance with Article 9.

ARTICLE 5

MEMBER, MEETINGS AND AMENDMENTS

Section 5.1 Powers of Member: The Member shall have the power to exercise any and all rights or powers granted to the Member pursuant to the express terms of this Agreement.

Section 5.2 Resignation: Except as expressly provided in this Agreement, a Member may not withdraw from the Company prior to the dissolution and winding up of the Company. If a Member withdraws in violation of the foregoing prohibition, such Member shall not be entitled to receive any compensation or distributions and shall not otherwise be entitled to receive the fair market value of its Units except as otherwise expressly provided for in this Agreement or separate written compensation plan for such Member.

Section 5.3 Meetings or Other Approvals of the Member.

(a) Meetings of the Member may be called at any time by the Manager or Member holding ten percent (30%) of the Voting Percentages. Any Member may, in writing, authorize an individual to represent and act for it by proxy on all matters in which a Member is entitled to participate, including waiving notice of any meeting, voting or otherwise participating at a meeting, and to provide such consents, approvals or agreements of a Member as required in this Agreement. Every such proxy shall be signed by all of the Persons having any ownership rights or interest in the Units of the Member.

(b) Each meeting of Member shall be conducted by the Manager, and such a meeting shall be called with at least five (5) days but not more than thirty (30) days written notice, specifying the agenda for the meeting. Such notice may be waived by any of the Member at any time, and will be deemed to have been waived if the Member participates in the meeting and has been provided with a written agenda for the meeting. Meetings may also be held telephonically whereby each of the Member can hear each of the other Member. The Manager, in its sole discretion, shall establish all other provisions relating to meetings of Member, including the time, place or purpose of any meeting at which any matter is to be voted on by any Member, voting in person or by proxy or any other matter with respect to the exercise of any such right to vote. Decisions of the Member shall be made upon the vote of a Super Majority. Action by the Member may also be taken and represented by a written consent of the Member having a Super Majority. The Company's Secretary or such other officer designated by the Manager shall be responsible for taking minutes of the Member meetings and safekeeping them on behalf of the Company, if requested to do so, by the Manager.

Section 5.4 Additional Member.

(a) With the approval of the Manager and the affirmative vote of a Super Majority, and subject to Section 5.4(b), the Company is authorized to admit any Person as an additional member of the Company (each, an "Additional Member" and collectively, the "Additional Member"). Each such Person shall be admitted as an Additional Member at the time such Person (i) executes a Signature Page and (ii) is designated as a Member (with a corresponding Percentage Interest) on an amended or supplemental Schedule A hereto. The Manager may issue Units to an Additional Member in exchange for cash, property or services or any combination thereof, as determined by the Manager and a Super Majority.

(b) In the event that the Company requires additional capital by issuing additional Units, other than in connection with a public offering, a merger, consolidation or reorganization, then not less than thirty (30) days nor more than sixty (60) days prior to consummating such transaction, the Company shall give notice thereof to the Member(s) ("Preemptive Rights Notice"). Each such Preemptive Rights Notice shall:

(i) specify in reasonable detail (A) the number and Class of Units which the Company proposes to issue or sell and (B) the time within which, the price per Unit at which and all other material terms and conditions upon which the Company proposes to issue or sell such Units;

(ii) and state that the right of the Member to purchase any of such Units at the same price pursuant to this Section 5.4(b) shall expire unless exercised within thirty (30) days after receipt of such Preemptive Rights Notice.

Each Member shall have the right, in the nature of a preemptive right, to purchase such units on the same terms and conditions as shall be applicable to the issue or sale of such Units that will permit such Member to maintain its Percentage Interest. The Member must notify the Company within thirty (30) days after receipt of the Preemptive Rights Notice if the Member desires to exercise its purchase rights under this Section 5.4(b). The failure of the Member to provide such notice within such thirty (30) day period shall, for purposes of this Section 5.4(b), be deemed to constitute an irrevocable waiver by the Member of its right to purchase any portion of the Units specified in such Preemptive Rights Notice to the extent that the Units specified in the Preemptive Rights Notice are actually sold on terms no more favorable than those offered with the terms of such Preemptive Rights Notice within ninety (90) days following the expiration of such thirty-day period. Any Units issued by the Company after such 90-day period must be re-offered to the Member entitled to purchase such Units pursuant to the terms of this Section 5.4(b). The Member shall not be obligated to purchase any Units pursuant to this Section 5.4(b), except to the extent that the Member has notified the Company of the Member's exercise of the preemptive rights granted in this Section 5.4(b).

(c) Additional Member shall not be entitled to any retroactive allocation of the Company's income, gains, losses, deductions, credits or other items; provided that, subject to the restrictions of Section 706(d) of the Code, Additional Member shall be entitled to their respective share of the Company's income, gains, losses, deductions, credits and other items arising under contracts entered into before the effective date of the admission of any Additional Member to the extent that such income, gains, losses, deductions, credits and other items arise after such effective date. To the extent consistent with Section 706(d) of the Code and Treasury Regulations promulgated thereunder, the Company's books may be closed at the time Additional Member are admitted (as though the Company's tax year had ended) or the Company may credit to the Additional Member pro rata allocations of the Company's income, gains, losses, deductions, credits and items for that portion of the Company's Fiscal Year after the effective date of the admission of the Additional Member.

Section 5.5 Amendments: Any amendment to this Agreement or the Certificate shall be adopted and be effective as an amendment thereto only if it receives the approval of a Super Majority.

Section 5.6 Confidentiality Obligations of Member: Each Member expressly covenants and agrees that neither such Member nor any of its Affiliates (to the extent any such Affiliate has received Confidential Information or Trade Secrets) will disclose, divulge, fumish or make accessible to anyone (other than the Company or any of its Affiliates or representatives) any Confidential Information or Trade Secrets, or in any way use any Confidential Information or Trade Secrets in the conduct of any business; provided, however, that nothing in this Section 5.6 will prohibit the disclosure of any Confidential Information or Trade Secrets (i) which is required to be disclosed by the Member or any such Affiliate in connection with any court action or any proceeding before any Authority; (ii) in connection with the enforcement of any of the rights of the Member hereunder; or (iii) in connection with the defense by the Member of any claim asserted against it hereunder; provided, however, that in the case of a disclosure contemplated by clause (i), to the extent reasonably practicable no disclosure shall be made until the Member shall give notice to the Company of the intention to disclose such Confidential Information or Trade Secrets so that the Company may contest the need for disclosure, and the Member will cooperate (and will cause its Affiliates and their respective representatives to cooperate) with the Company in connection with any such proceeding.

Section 5.7 Drag-Along Right.

(a) In the event that Member holding fifty one percent (51%) of the Units ("Transferring Member(s)") propose to Transfer their Units in one or more related transactions (a "Company Sale") to a bona fide third party purchaser (the "Proposed Purchaser), then the Transferring Member shall have the right to require that the other Member (the "Drag-Along Sellers") sell their Units to the Proposed Purchaser for an amount equal to the amount they would receive if the assets of the Company were sold on same terms and conditions and at a price consistent with the price as the Transferring Member would receive from the Proposed Purchaser.

(b) The Transferring Member shall notify the Drag-Along Sellers in writing of such proposed Transfer (the "Company Sale Notice"). The Company Sale Notice shall set forth: (i) the name and address of the Proposed Purchaser; (ii) a copy of the written proposal pursuant to which a Company Sale will be effected containing all of the material terms and conditions thereof, including the number of units proposed to be transferred by the Transferring Member; (iii) the price to be paid (the "Drag-Along Purchase Price"); (iv) the terms and conditions of payment offered by the Proposed Purchaser: (v) that the Proposed Purchaser has been informed of the Drag-Along Right and has agreed to purchase the Units of the Drag-Along Sellers in accordance with the terms hereof and to be bound by such terms subsequent to such purchase; and (vi) the date and location of and procedures for selling the Units to the Proposed Purchaser. The Drag-Along Right shall be exercised by delivery of a written notice to the Drag-Along Sellers.

(c) The closing of any purchase by the Proposed Purchaser under this Section 5.7 shall be held at the principal offices of the Company or at such other locations as the Transferring Member and the Proposed Purchaser shall agree, on the closing date set forth in the Company Sale Notice. At the closing of any purchase by the Proposed Purchaser, (i) the Drag-Along Sellers shall deliver their Units free and clear of all liens and encumbrances other than liens or encumbrances created pursuant to this Agreement accompanied by all other documents necessary for the effective transfer thereof; and (ii) the Proposed Purchaser shall deliver to the Drag-Along Sellers the Purchase Price for their Units in accordance with the terms and conditions set forth in the Company Sale Notice.

Section 5.8 Intentionally Omitted.

Section 5.9 Non-Compete.

(a) So long as a Member is a member of the Company, and for eighteen (18) months thereafter (the "Exclusion Period"), such Member, or any of their respective Affiliates, will not, (a) directly or indirectly, engage in, or have any interest in any other Person, whether as a debt or equity holder employee, officer, director, member, manager, partner, agent, security holder or consultant which engages or plans to engage in any facet of the Business or which competes or plans to compete in any way with the Company or its Affiliates, anywhere in the United Sates (the "Territory"), or (b) be employed by or serve as an employee, agent, officer, director of, or as a consultant to, any person, firm, partnership, corporation, association or other entity which engages or plans to engage in any facet of the Business or which competes or plans to compete in any way with the Company or any of its Affiliates within the Territory; provided, however, that nothing herein shall be deemed to prevent the acquisition through market purchases and owning, solely as an investment, less than three percent in the aggregate of the equity securities of any class of any issuer whose shares are registered under § 2(b) or 12(g) of the Securities Exchange Act of 1934, as amended, and are listed or admitted for trading on any United States national securities exchange or are quoted on the National Association of Securities Dealers Automated Quotation System, or any similar system of automated dissemination of quotations of securities prices in common use.

(b) During the Exclusion Period, each Member or its Affiliates will not, directly or indirectly, (a) solicit for employment or employ (or attempt to solicit for employment or employ), for the themselves or on behalf of any other Person, any employee of the Company or any Person who was such an employee during the one-year (1) period preceding the date of such solicitation, employment or attempted solicitation or employment, or (b) encourage any such employee to leave his or her employment with any of the Company.

(c) During the Exclusion Period, each Member or its Affiliates will not, directly or indirectly, (a) solicit, call on or transact or engage in any business activity, whether or not related to the Business, with (or attempt to do any of the foregoing with respect to) any customer, distributor, vendor, supplier or agent with whom any of the Company shall have dealt, or that the Company shall have actively sought to deal at any time during the one year (1) period preceding the date of such solicitation, call, transaction or engagement, for or on behalf of any sole proprietorship, partnership, corporation, limited liability company or business or any other Person for a purpose which is competitive with the Company, or (b) encourage any such customer, distributor, vendor, supplier or agent to cease, in whole or in part, its business relationship with any of the Company.

(d) To the extent that any of the provisions contained in this Section 5.9 may later be adjudicated by a court to be too broad to be enforced with respect to any of such provision's scope, duration, area, line of business or any other matter, such provision shall be deemed amended by limiting and reducing such provision's scope, duration, area, line of business or other matter, as the case may be, so as to be valid and enforceable to the maximum extent compatible with the applicable laws of such jurisdiction and this Section 5.9 as drafted, such amendment only to apply with respect to the operation of such provision in the applicable jurisdiction in which such adjudication is made.

Section 5.10 Tag-Along Right.

(a) If holder(s) of more than fifty percent (50%) of the Units ("Selling Member") proposes to transfer any Proposed Purchaser, any Units, then, as a condition precedent thereto, the Selling Member shall afford the other Member ("Participation Member") the right to participate in such transfer in accordance with this Section 5.10. The Selling Member shall give written notice to the Participation Member (a "Notice of Transfer") not less than thirty (30) nor more than sixty (60) days prior to any proposed transfer. Each such Notice of Transfer shall: (i) the name and address of the Proposed Purchaser; (ii) a copy of the written proposal pursuant to which a sale of the Units will be effected containing all of the material terms and conditions thereof, including the number of Units proposed to be transferred by the Selling Member; (iii) the price to be paid (the "Tag-Along Purchase Price"); (iv) the terms and conditions of payment offered by the Proposed Purchaser; and (v) the date and location of and procedures for selling the Units to the Proposed Purchaser.

(b) Each Participation Member Shall have the right to transfer to the Proposed Purchaser that number of Units which is equal to (i) a fraction of which the numerator is such Member's percentage Interest (or, If a Participation Member shall elect, any lesser percentage) and the denominator is the Percentage Interests of all Participation Member electing to sell plus the Percentage Interest of the Selling Member times (ii) the number of Units proposed to be transferred, for an amount equal to the amount they would receive if the assets of the Company were sold on same terms and conditions and at a price consistent with the price as the Selling Member would receive from the Proposed Purchaser and on the same terms and conditions as are applicable to the proposed transfer by the Selling Member (and, if and to the extent a Participation Member shall exercise such right, then the Units to be transferred by the Selling Member shall be correspondingly reduced). A Participation Member must notify the Selling Member within thirty (30) days after receipt of the Notice of Transfer, if it desires to accept such offer and to transfer any of its Units in accordance with this Section 5.10. The failure to provide such notice within such thirty (30) day period shall, for the purposes of this Section 5.9, be deemed to constitute an irrevocable waiver of the right to transfer any Units in connection with the proposed transfer described in such Notice of Transfer only to the extent that the Selling Member consummates the Transfer(s) of Units on terms no more favorable than those set forth in the Notice of Transfer within ninety (90) days following the expiration of the 30-day period. The Selling Member shall use all commercially reasonable efforts to obtain the agreement of the Proposed Purchaser to the participation of the Participation Member, if a Participation Member properly elects to participate in such proposed transfer, and shall not consummate any such proposed transfer unless the Participation Member are permitted to participate in accordance with the provisions of this Section 5.10.

(c) The closing of any purchase by the Proposed Purchaser under this Section 5.10 shall be held at the principal offices of the Company or at such other locations as the Selling Member and the Proposed Purchaser shall agree, on the closing date set forth in the Company Sale Notice. At the closing of any purchase by the Proposed Purchaser, (i) each Participation Member shall deliver its Units that it is selling free and clear of all liens and encumbrances other than liens or encumbrances created pursuant to this Agreement accompanied by all other documents necessary for the effective transfer thereof; and (ii) the Proposed Purchaser shall deliver to the Participation Member the Purchase Price for such Units in accordance with the terms and conditions set forth in the Company Sale Notice and this Section 5.10.

ARTICLE 6

MANAGEMENT

Section 6.1 <u>Management of the Company.</u>

(a) The Company shall be managed by a Manager. The initial Manager shall be Gabriela Vidal Corrales. Upon the death, resignation, removal or permanent disability of the Manager, the Member shall elect a substitute Manager. The Manager may be removed, with or without cause, by a vote of a Super Majority.

(b) The Manager may appoint individuals with such other titles as it may select, including the titles of Chairman, President, Vice President, Treasurer and Secretary, to act on behalf of the Company, with such power and authority as the Manager may delegate to any such Person.

(c) The Manager may resign at any time by giving at least five (5) days written notice to all of the Member of the Company. Unless otherwise specified in such notice, the acceptance of such resignation shall not be necessary to make it effective. Any officer may be removed at any time, with or without cause, by the Manager and his replacement shall be selected and approved by the Manager at the time of such removal.

Section 6.2 Powers of the Manager: Except as otherwise specifically provided in this Agreement, the Manager shall have full, exclusive and complete discretion, right, power, and authority to manage, control and make all decisions affecting the business and affairs of the Company and to do or cause to be done any and all acts, at the expense of the Company on the terms provided herein, deemed by the Manager to be necessary or appropriate to effectuate the business of the Company or the purposes and objectives of the Company as set forth in this Agreement.

Section 6.3 No Management by Other Persons: Except as described in this Agreement or as authorized by further action of the Manager, no Person other than the Manager and the duly appointed officers of the Company and its authorized employees and agents shall take part in the management, or the operation or control of the business and affairs of the Company. Except as expressly delegated by the Manager or as required by the Act, no Person other than the Manager and the duly appointed officers or other authorized agents of the Company shall be an agent of the Company or have any right, power or authority to transact any business in the name of the Company or to act for or on behalf of or to bind the Company.

Section 6.4 Major Decision: The following actions shall require the consent of Member holding a Super Majority:

(a) A sale of all or substantially all of the Property;

(b) The issuance of additional Units;

(c) The Company entering into any agreement, contract, transaction or other arrangement with the Manager or an affiliate of the Manager or any other Person in which the Manager has a financial interest, other than payment of any fees or reimbursements payable to the Manager in his capacity as Manager;

(d) Termination of the Company;

(e) Removal of the Manager;

(f) Setting of the compensation of the Manager;

(g) Employing any employee of the Company with annual compensation in excess of $100,000;

(h) Any amendment to this Agreement.

Section 6.5 Reliance by Third Parties: Any Person dealing with the Company or the Manager may rely upon a certificate signed by the Manager as to:

(a) the identity of the Manager or any member hereof;

(b) the existence or non-existence of any fact or facts which constitute a condition precedent to acts by the Manager or in any other manner germane to the affairs of the Company;

(c) the Persons who are authorized to execute and deliver any instrument or document of or on behalf of the Company; or

(d) any act or failure to act by the Company or as to any other matter whatsoever involving the Company or any Member.

Section 6.6 No Payments to Member: The Company shall not pay any fees or enter into any agreements to pay fees to any Member or Affiliate of a Member, other than a Member who serves as an employee or the Manager of the Company.

Section 6.7 Manager's Fee: The Manager's fee shall be set by a vote of a Super Majority.

ARTICLE 7

ASSIGNABILITY OF MEMBER INTERESTS

Section 7.1 Assignability of Units: Except as otherwise provided in this Article 7, no Member may Transfer the whole or any part of its units or any fractional or beneficial interest therein. If a Member Transfers Units in accordance with this Article 7, such Transfer shall, nevertheless, not entitle the assignee to become a Substitute Member or to be entitled to exercise or receive any of the rights, powers or benefits of a Member other than the right to receive distributions to which the assigning Member would be entitled, unless the assigning Member designates, in a written instrument delivered to the Manager, its assignee to become a Substitute Member and the Manager consents to the admission of such assignee as a Member; and provided further, that such assignee shall not become a Substitute Member without having first executed an instrument reasonably satisfactory to those Manager which shall at a minimum include an acceptance and agreement by the Substitute Member to abide by all the terms and conditions of this Agreement. The Transfer shall be conditioned upon the Company receiving a fee from such assignee or the assigning Member sufficient to cover all reasonable expenses of the Company in connection with such assignee's admission as a Substitute Member.

Section 7.2 Permitted Transfers.

(a) Notwithstanding the foregoing, a Member shall be permitted to assign, at any time and from time to time, all or any part of his Units to a Permitted Assignee. For this purpose, "Permitted Assignee" means with respect to a particular Member, a Person that is (i) a natural or adoptive lineal ancestor or descendant of such Member; (ii) a trust, estate, guardianship or custodianship, including those established under any of the Uniform Gifts to Minors Act of any state, established for such Member or one or more Permitted Assignees of such Member, and (iii) entities under the control of such Member and one or more other Permitted Assignees of such Member. The subsequent Transfer of any Units by a Permitted Assignee shall be subject to the same restrictions of this Article 7 in the same manner as if the Units to be Transferred was still owned by the Member from whom such Permitted Assignee acquired such Units; and for this purpose references herein to a Transfer by a Member (or a specific Member), shall include any Transfer by the Permitted Assignee(s) that acquired such Member's Units, and references to a specific Member by name shall include his Permitted Assignees.

(b) If a Member Transfers all or a portion of his Units in the Company and the Permitted Assignee or other assignee thereof, as the case may be, is entitled to become a Substitute Member, such assignee shall be admitted to the Company effective immediately prior to the effective date of the assignment (as set forth in Section 7.3 hereof), and, immediately following such admission, the assigning Member shall cease to be a Member of the Company to the extent of the portion of the units assigned hereunder.

Section 7.3 Recognition of Assignment by Company or Other Member: No Transfer of Units that is in violation of this Article 7 shall be valid or effective, and neither the Company nor the Manager or any Member shall recognize the same for any purpose of this Agreement, including the purpose of making distributions of Net Cash Flow pursuant to this Agreement with respect to such units or part thereof. Neither the Company nor the Manager shall incur any liability as a result of refusing to make any such distributions to the assignee of any such invalid assignment.

Section 7.4 Effective Date of Assignment: Any valid Transfer of a Member's units, or part thereof, pursuant to the provisions of this Article 7 shall be effective as of the close of business on the day preceding the closing of the transaction evidencing the Transfer. The Company shall, from the effective date of such Transfer, thereafter pay all further distributions on account of the Units (or part thereof), so assigned, to the assignee of such Units, or part thereof. As between any Member and its assignee, Profits and Losses for the Fiscal Year of the Company in which such assignment occurs shall be apportioned for federal income tax purposes in accordance with any convention permitted under Section 706(d) of the Code and selected by the Manager.

Section 7.5 Right of First Refusal.

(a) Except in the case of an assignment to a Permitted Assignee, in the event of any proposed Transfer of all or any portion of his units, the Member proposing to make such Transfer, or the third party succeeding thereto as a result of an "involuntary transfer," shall give to the Company and the other Member] ("Optionees") a written notice ("Assignment Notice") stating the terms of the proposed Transfer and the name, address and a resume for the Person(s) to whom the proposed Transfer would be made. Upon receiving the Assignment Notice, the Optionees shall have the right to purchase that number of Units offered equal to their Percentage Interest divided by the Percentage Interests of all Optionees desiring to buy the Units offered on the terms and conditions contained in the Assignment Notice, for a period of sixty (60) days from the date that the Company receives the Assignment Notice. If this right of first refusal is exercised, the closing shall occur within thirty (30) days of the exercise of such option.

(b) If no Optionees offer to purchase the Units that the Member seeks to Transfer, then the Company will have the option (the "Company Option") to purchase all, but not less than all, of Units offered on the terms and conditions contained in the Assignment Notice, for a period of ninety (90) days from the date that the Company receives the Assignment Notice. If this right of refusal is exercised, the closing shall occur within thirty (30) days of the exercise of the Company.

(c) If all of the Optionees and the Company fail to exercise the rights of first refusal within the period here in prescribed, the Units covered by the assignment notice may then be assigned to the Person(s) described in the Assignment Notice, for exactly the same consideration and other terms and conditions provided therein; provided. however, that such Person acquiring the Units in question shall not become a Substitute Member unless he has been approved in such capacity under the preceding provisions of this Article 7. In the event that the Optionees and/or the Company do not exercise their right of first refusal, the proposed Transfer shall be closed within sixty (60) days following the 90-day period described in subsection (b) above, provided that the transferee agrees to be bound by the provisions of this Agreement. If such closing does not occur within that time period, then the Units in question shall once again become subject to the restrictions of this Article 7 and this Agreement.

Section 7.6 Limitations on Transfer: No Transfer of Units may be effectuated unless in the opinion of counsel satisfactory to the Manager, the Transfer (a) would not result in the close of the Company's tax year or the termination of the Company within the meaning of Section 708(b) of the Code; (b) would comply with the Securities Act of 1933 and applicable securities laws of any other jurisdiction; and (c) would not violate any other applicable laws, provided that the provisions of this Section 7.6 may be waived by the Manager.

ARTICLE 8

DISTRIBUTIONS TO MEMBER

Section 8.1 Net Cash Flow.

(a) Net Cash Flow shall be distributed at such times as determined by the Manager, but in no event less frequently than quarterly. Except as otherwise provided in this Article 8, all distributions of Net Cash Flow, other than upon a liquidation of the Company, shall be made to the Member in accordance with their Percentage Interests. The Company shall adjust subsequent distributions of Net Cash Flow to the Member as necessary to assure that the relative amounts of Net Cash Flow received in respect of operations or capital transactions in a particular Fiscal Year correspond with the Member' Percentage Interests.

(b) Notwithstanding the foregoing, to the extent Net Cash Flow is available, the total distributions ("Minimum Distributions") to a Member for each Fiscal Year (and the 90-day period following such Fiscal Year) shall not be less than an amount equal to the product of (x) the Company's net taxable income allocated to such Member for such Fiscal Year and all prior Fiscal Years for federal income tax purposes [other than as a result of the application of Section 704(c) of the Code, multiplied by (y) the highest marginal federal tax rate for an individual set forth in Section 1 of the Code plus the rate of tax for residents of Arizona, after taking into account the federal income tax deduction for such taxes, reduced by all prior distributions pursuant to this Section 8.1, regardless of the actual federal tax rates applicable to the Member. To the extent that such Minimum Distributions requirement increases the amount of distributed Cash Flow beyond the amount to which a Member would be entitled in the absence thereof, the excess portion shall be considered a prepayment of future distributions of Cash Flow allocable to such Member; provided that adjustments to any such future distributions to that Member shall not decrease his aggregate Cash Flow distributions below an amount necessary to meet the Minimum Distribution requirement for such Member for subsequent Fiscal Years. If upon termination of a Member's interest in the Company, such Member shall have received distributions pursuant to this Section 8.1(b) in excess of the Member's net tax liability as computed herein, such Member shall contribute such excess to the Company within ten (10) days of termination of his interest.

Section 8.2 Withholding: All amounts withheld pursuant to the Code or any provision of any foreign, state or local tax law or treaty with respect to any payment, distribution or allocation to the Company or the Member shall be treated as amounts distributed to the Member pursuant to this Article 8 for all purposes of this Agreement. The Manager is authorized to withhold from distributions, or with respect to allocations, to the Member and to pay over to any federal, foreign, state or local government any amounts required to be so withheld pursuant to the Code or any provision of any other federal, foreign, state or local law or treaty and shall allocate such amounts to those Member with respect to which such amounts were withheld.

Section 8.3 Limitations on Distribution: Except as provided in this Agreement, no Member shall be entitled to any distribution of cash or other property from the Company. Notwithstanding any provision to the contrary contained in this Agreement, the Company shall not make a distribution to any Member on account of its units in the Company if such distribution would violate the Act or other applicable law.

ARTICLE 9

ALLOCATIONS

Section 9.1 Profits and Losses: All Profits and Losses from operations for each Fiscal Year (or part thereof), as determined by the Company's accountants, shall be allocated as follows:

(a) Profits. After giving effect to the special allocations set forth in this Article 9, Profits for each Fiscal Year shall be allocated in the following order and priority:

(i) First, among the Member in proportion to and in the reverse order to which any Net Losses were allocated to them pursuant to Section 9.1(b) below until the cumulative Net Profits allocated pursuant to this Section 9.1(a)(i) equal the cumulative Net Losses allocated pursuant to Section 9.1(b); and

(ii) Second, to the Member in accordance with their Percentage Interests, as finally calculated and determined as of the last day of such Fiscal Year.

(b) Losses. After giving effect to the special allocations set forth in this Article 9, Losses for each Fiscal Year shall be allocated in the following order and priority:

(i) First, to the extent that the balance in a Member's Capital Account exceeds its Unrecovered Capital (an "Excess Profit Balance"), in the same proportion that such Member's Excess Profit Balance bears to the Excess Profit Balances of all of the Member, until all of such Excess Profit Balances are reduced to zero;

(ii) Second, to the Member, in proportion to their positive Capital Account balances, until such balances shall are reduced to zero; and

(iii) The balance to the Member in accordance with their Percentage Interests, as finally calculated and determined as of the last day of such Fiscal Year.

No Losses shall be allocated to any Member to the extent that such Losses would result in an Adjusted Capital Account Deficit. Any Losses disallowed under the foregoing sentence shall be reallocated among the remaining Member.

Section 9.2 Special Allocations: The following special allocations shall be made in in the following order:

(a) Company Minimum Gain Chargeback. If there is a net decrease in Company Minimum Gain during a Company fiscal year so that an allocation is required by Treasury Regulations Section 1.704-2(f), then each Member shall be specially allocated items of income and gain for such year (and, if necessary, subsequent fiscal years) equal to such Member's share of the net decrease in Company Minimum Gain as determined by Treasury Regulations Section 1.704-2(g). Such allocations shall be made in a manner and at a time which will satisfy the minimum gain chargeback requirements of Treasury Regulations Section 1.704-2(f) and this Section shall be interpreted consistently therewith.

(b) Member Nonrecourse Minimum Gain Chargeback. If there is a net decrease in the Member Nonrecourse Debt Minimum Gain during any Company fiscal year, any Member who has a share of such Member Nonrecourse Debt Minimum Gain (as determined in the same manner as partner nonrecourse debt minimum gain under Treasury Regulations Section 1.704-2(i)(5)) shall be specially allocated items of income or gain for such year (and, if necessary, subsequent fiscal years) equal to such Member's share of the net decrease in the Member Nonrecourse Debt Minimum Gain in the manner and to the extent required by Treasury Regulations Section 1.704-2(i)(4). This Section shall be interpreted in a manner consistent with such Treasury Regulations.

(c) Qualified Income Offset. If a Member unexpectedly receives an adjustment, allocation, or distribution described in Treasury Regulations Sections 1.704-1(b)(2)(ii)(d)(4), (5) or (6), any of which causes or increases an Adjusted Capital Account Deficit in such Member's Capital Account, then such Member will be specially allocated items of income and gain in an amount and manner sufficient to eliminate such deficit balance created or increased by such adjustment, allocation, or distribution as quickly as possible; provided, however, an allocation pursuant to this Section 9.2(c) will be made if and only to the extent that such Member would have an Adjusted Capital Account Deficit after all other allocations provided for in this Article 9 have been tentatively made as if this Section 9.2(c) were not in the Agreement. For this purpose "Adjusted Capital Account Deficit" means the Member has a deficit balance in its "Capital Account" after giving effect to any amounts the Member is obligated to contribute or restore to the Company pursuant to the penultimate sentences of Treasury Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5).

(d) Allocation of Nonrecourse Liability Deductions. Deductions attributable to any Company Nonrecourse Liability as defined in accordance with Section 1.704-2(b)(3) of the Treasury Regulations shall be allocated among the Member in proportion to their respective Percentage Interests.

(e) Member Nonrecourse Debt Deductions. Deductions attributable to any Member Nonrecourse Debt shall be allocated to the Member who bears the economic risk of loss with respect to the Member Nonrecourse Debt to which such deductions are attributable in accordance with Treasury Regulations Section 1.704-2(i)(1).

(f) Advice of Accountants. Allocations made by the Manager under this Section 9.2 in reliance upon the advice of the Company's accountants shall be deemed to be made pursuant to any fiduciary obligation to the Company and the Member.

(g) Section 754 Election. To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code Section 734(b) or Code Section 743(b) is required, pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if such gain or loss increases the basis of the asset) or loss (if the adjustment decreases such basis) and such gain or loss shall be specially allocated to the Member in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to such Section of the Treasury Regulations.

(h) Imputed Interest. If any Member makes a loan to the Company, or the Company makes a loan to any Member, and interest in excess of the amount actually payable is imputed under Code Sections 7872. 483, or 1271 through 1288 or corresponding provisions of subsequent Federal income tax law, then any item of income or expense attributable to any such imputed interest shall be allocated solely to the Member who made or received the loan and shall be credited or charged to its Capital Account, as appropriate.

(i) Recharacterization of Fees or Distributions. In the event that a guaranteed payment to a Member is ultimately recharacterized (as the result of an audit of the Company's return or otherwise) as a distribution for federal income tax purposes, and if such recharacterization has the effect of disallowing a deduction or reducing the adjusted basis of any asset of the Company or a Member, then an amount of Company gross income equal to such disallowance or reduction shall be allocated to the recipient of such payment. In the event that a distribution to a Member is ultimately recharacterized (as a result of an audit of the Company's return or otherwise) as a guaranteed payment for federal income tax purposes, and if any such recharacterization gives rise to a deduction, such deduction shall be allocated to the recipient of the distribution

(j) Share of Excess Nonrecourse Liabilities. For purposes of calculating a Member's share of "excess nonrecourse liabilities" of the Company (within the meaning of Treasury Regulation Section 1.752-3(a)(3)), the Member intend that they be considered as sharing profits of the Company in proportion to their respective Percentage Interests.

(k) Curative Allocations. The allocations set forth in this Section 9.2 (collectively the "Regulatory Allocations") are intended to comply with certain requirements of Treasury Regulations Section 1.704-1 and Section 1.704-2. Notwithstanding any other provisions of this Article 9 (other than the Regulatory Allocations), the Manager shall, with the advice and assistance of the Company's tax accountants, take the Regulatory Allocations into account in allocating other Profits, Losses and items of income, gain, loss, deduction and Code Section 705(a)(2)(B) expenditures among the Member so that, to the extent possible, the net amount of such allocations of other Profits, Losses, and other items and the Regulatory Allocations to each Member shall be equal to the net amount that would have been allocated to each such Member if the Regulatory Allocations had not occurred.

Section 9.3 Allocation and Other Rules.

(a) In the event Member are admitted to the Company pursuant to this Agreement on different dates, the Profits (or Losses) allocated to the Member for each Fiscal Year during which Member are so admitted shall be allocated among the Member in proportion to their Percentage Interests during such Fiscal Year in accordance with Section 706 of the Code, using any convention permitted by law and selected by the Manager.

(b) For purposes of determining the Profits, Losses or any other items allocable to any period, Profits, Losses and any such other items shall be determined on a daily, monthly or other basis, as determined by the Manager using any method that is permissible under Section 706 of the Code and the Treasury Regulations thereunder.

(c) Except as otherwise provided in this Agreement, all items of Company income, gain, loss, deduction and any other allocations not otherwise provided for shall be divided among the Member in the same proportions as they share Profits and Losses for the Fiscal Year in question.

(d) Income, gain, loss or deduction with respect to any property contributed by a Member shall, solely for tax purposes, be allocated among the Member, to the extent required by Code Section 704(c) and the related Treasury Regulations under Code Sections 704(b) and 704(c), to take account of the variation between the adjusted tax basis of such property and its Gross Asset Value at the time of its contribution to the Company. If the Gross Asset Value of any Company property is adjusted, as provided in Treasury Regulations Section 1.704-1(b)(2)(Iv), then subsequent allocations of income, gain, loss and deduction shall be as provided in Code Section 704(c) and the related Treasury Regulations. If Code Section 704(c) and the Treasury Regulations thereunder allow alternative methods of making such acquired allocations, the Manager shall determine which alternative method to use. Allocations under this Section 9.3(d) are solely for purposes of federal, state and local taxes and shall not affect, or in any way be taken into account in computing, any Member's Capital Account or share of Profits, Losses, or other items or distributions under any provision of this Agreement.

(e) The Member are aware of the income tax consequences of the allocations made by this Article 9 and hereby agree to be bound by the provisions of this Article 9 in reporting their shares of Company income and loss for income tax purposes.

ARTICLE 10

BOOKS AND RECORDS

Section 10.1 Inspection Rights Pursuant to Law: The Company shall have obligations to the Member as set forth in this Article 10 respecting books, records and financial statements of the Company.

Section 10.2 Books and Records: At all times during the continuance of the Company, the Company shall maintain at its registered office and principal place of business all records and materials the Company is required to maintain at such location under the Act.

Section 10.3 Annual Financial Statements: Unless all of the Member otherwise elect, within one hundred twenty (120) days after the end of each Fiscal Year, the Company shall cause to be delivered to each Member a financial statement of the Company for the prior Fiscal Year, prepared at the expense of the Company, which financial statement shall set forth, as of the end of and for such Fiscal Year, the following:

(a) a profit and loss statement and a balance sheet of the Company,

(b) the balance in each Member's Capital Account; and

(c) such other information as reasonably shall be necessary for the Member to be advised of the financial status and results of operations of the Company.

Section 10.4 Accounting Method: For both financial and tax reporting purposes and for purposes of determining Profits and Losses, the books and records of the Company shall be kept on such method of accounting as determined by the Manager and shall reflect all Company transactions and be appropriate and adequate for the Company's business.

ARTICLE 11

TAX MATTERS

Section 11.1 Taxation as Company: The Company shall be treated as a partnership for U.S. federal income tax purposes. The Member intend that the Company not be operated or treated as a "partnership" for purposes of Section 303 of the Federal Bankruptcy Code.

Section 11.2 Federal Tax Returns: The Company shall cause the Company's independent accountants to prepare, at the expense of the Company, for each Fiscal Year (or part thereof), Federal tax returns in compliance with the provisions of the Code and any required state and local tax returns. The Federal Identification Number is 90-1009895.

Section 11.3 Member Tax Return Information: The Company, at its expense, shall cause to be delivered to each Member such information as shall be necessary (including a statement for that year of each Member's share of net income, net losses and other items of the Company) for the preparation by the Member of their Federal, state and local income and other tax returns.

Section 11.4 Tax Matters Representative.

(a) The "Tax Matters Member" of the Company for purposes of Section 6231(a)(7) of the Code shall be selected by the Manager and shall have the power to manage and control, on behalf of the Company, any administrative proceeding at the Company level with the Internal Revenue Service relating to the determination of any item of Company income, gain, loss, deduction or credit for federal income tax purposes.

(b) The Tax Matters Member shall, within five (5) business days of the receipt of any notice from the Internal Revenue Service in any administrative proceeding at the Company level relating to the determination of any Company item of income, gain, loss, deduction or credit, mail a copy of such notice to each Member.

Section 11.5 Right to Make Section 754 Election: The Manager, in his sole discretion, may make or revoke, on behalf of the Company, an election in accordance with Section 754 of the Code, so as to adjust the basis of Company property in the case of a distribution of property within the meaning of Section 734 of the Code, and in the case of a transfer of a Company Units within the meaning of Section 743 of the Code.

ARTICLE 12

LIABILITY, EXCULPATION AND INDEMNIFICATION

Section 12.1 Liability.

(a) Except as otherwise provided by the Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and no Covered Person shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a Covered Person.

(b) Except as otherwise expressly required by law, a Member, in its capacity as Member, shall have no liability in excess of (i) the amount of its Capital Contributions; (ii) its share of any assets and undistributed profits of the Company; (iii) his obligation to make other payments expressly provided for in this Agreement; and (iv) the amount of any distributions wrongfully distributed to it.

Section 12.2 Exculpation.

(a) No Covered Person shall be liable to the Company or any other Covered Person for any loss, damage or claim incurred by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of authority conferred on such Covered Person by this Agreement, except that a Covered Person shall be liable for any such loss, damage or claim incurred by reason of such Covered Person's gross negligence or willful misconduct.

(b) A Covered Person shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports or statements presented to the Company by any Person as to matters the Covered Person reasonably believes are within such other Person's professional or expert competence and who has been selected with reasonable care by or on behalf of the Company, including information, opinions, reports or statements as to the value and amount of the assets, liabilities, Profits, Losses or Net Cash Flow or any other facts pertinent to the existence and amount of assets from which distributions to Member might properly be paid.

Section 12.3 Indemnification: To the fullest extent permitted by applicable law, a Covered Person shall be entitled to indemnification from the Company for any loss, damage or claim incurred by such Covered Person by reason of any act or omission performed or omitted by such Covered Person provided that: (i) any such action was undertaken in good faith on behalf of the Company and in a manner reasonably believed to be in, or not opposed to, the best interests of the Company; (ii) any such action was reasonably believed to be within the scope of authority conferred on such Covered Person by this Agreement; and (iii) with respect to any criminal action or proceeding, such Covered Person had no reasonable cause to believe his action or omission was unlawful, except that no Covered Person shall be entitled to be indemnified in respect of any loss, damage or claim incurred by such Covered Person by reason of gross negligence or willful misconduct with respect to such acts or omissions; provided, however, that any indemnity under this Section 12.3 shall be provided out of and to the extent of Company assets only (including the proceeds of any insurance policy obtained pursuant to Section 12.5 hereof), and no Covered Person shall have any personal liability on account thereof.

Section 12.4 Expenses: To the fullest extent permitted by applicable law, expenses (including legal fees) incurred by a Covered Person in defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the Company prior to the final disposition of such claim, demand, action, suit or proceeding upon receipt by the Company of an undertaking by or on behalf of the Covered Person to repay such amount if it shall be determined that the Covered Person is not entitled to be indemnified as authorized in Section 12.3 hereof.

Section 12.5 Insurance: The Company may purchase and maintain insurance, to the extent and in such amounts as the Manager shall, in his sole discretion, deem reasonable, on behalf of Covered Persons and such other Persons as the Manager shall determine, against any liability that may be asserted against expenses that may be incurred by any such Person in connection with the activities of the Company or such indemnities, regardless of whether the Company would have the power to indemnify such Person against such liability under the provisions of this Agreement. The Manager and the Company may enter into indemnity contracts with Covered Persons and such other Persons as the Manager shall determine and adopt written procedures pursuant to which arrangements are made for the advancement of expenses and the funding of obligations under Section 12.4 hereof and containing such other procedures regarding indemnification as are appropriate.

Section 12.6 Certain Liabilities: Each Member agrees to be liable for the Capital Contributions required to be made by such Member, and subject to the other provisions of this Agreement, in the event a Member becomes liable for any liabilities of the Company, the Member shall bear such liability in proportion to their than existing Company Units.

Section 12.7 Acts Performed Outside the Scope of the Company: Each Member (the "Indemnitor") shall indemnify, defend, save and hold harmless the other Member (the "Indemnitee") from any and all claims, liabilities, demands, actions and rights of action that shall or may arise by virtue of any act or thing done or omitted to be done by the Indemnitor (directly or through agents or employees) outside the scope of, or in breach of, the terms of this Agreement; provided, however, that the Indemnitor shall be properly notified of the existence of the claim, demand, action or right of action, and shall be given reasonable opportunity to cure any act or omission causing liability, and participate in the defense thereof. The Indemnitee's failure to give such notice shall not affect the Indemnitor's obligations hereunder, except to the extent of any actual prejudice arising therefrom.

Section 12.8 Liability of Member to Company: Unless otherwise provided in this Agreement, no Member shall be liable to any other Member or to the Company by reason of such Member's actions in connection with the Company, except in the event of a violation of any provision of this Agreement, fraud, gross negligence or willful misconduct.

Section 12.9 Attorneys' Fees: All of the indemnities provided in this Agreement shall include reasonable attorneys' fees, including appellate attorneys' fees and court costs.

Section 12.10 Subordination of Other Rights to Indemnity: The interests of the Member in any proceeds of the Company by way of repayment of loans, return of any Capital Contributions, or any distributions from the Company, shall be subordinated to the right of Member to the indemnities provided by this Article 12.

Section 12.11 Survival of Indemnity Provisions: Except as otherwise specifically provided herein, all of the indemnity provisions contained in this Agreement shall survive a Member's ceasing to be a Member hereunder.

ARTICLE 13

DISSOLUTION, LIQUIDATION AND TERMINATION

Section 13.1 No Dissolution: The Company shall not be dissolved by the admission of Additional Member or Substitute Member in accordance with the terms of this Agreement, or the withdrawal of a Member.

Section 13.2 Events Causing Dissolution: The Company shall be dissolved and its affairs shall be wound up upon the occurrence of any of the following events:

(a) the determination of the Member;

(b) at such time as there are no Member;

(c) the entry of a decree of judicial dissolution under the Act; or

(d) the sale or disposition of all or substantially all of the Property.

Section 13.3 Notice of Dissolution: Upon the dissolution of the Company, the Manager shall promptly notify the Member of such dissolution.

Section 13.4 Liquidation.

(a) Upon dissolution of the Company, the Manager (in such capacity, the "Liquidating Trustee") shall carry out the winding up of the Company and shall immediately commence to wind up the Company's affairs; provided, however, that a reasonable time shall be allowed for the orderly liquidation of the assets of the Company and the satisfaction of liabilities to creditors so as to enable the Member to minimize the normal losses attendant upon a liquidation. The proceeds of liquidation shall be distributed in the following order and priority:

(i) first, to payment of all expenses and debts of the Company and setting up of such reserves as the Manager reasonably deems necessary to wind up the Company's affairs and to provide for any contingent liabilities or obligations of the Company; provided that the unpaid principal of and interest on any loans made to the Company by Member (and their Affiliates), and by Member deemed to have made Deficiency Loans pursuant to Section 4.1 hereof, shall be distributed pro rata to the Member (and their Affiliates) who made such loans, in proportion to the total amount of principal and interest payable on such loans, such distributions being treated first as a payment of accrued interest on such loans and next as in payment of principal on such loans; and

(ii) second, the balance to the Member in accordance with the positive balances remaining in their Capital Accounts.

(b) Profits and Losses of the Company following the date of dissolution shall be determined in accordance with the provisions of this Agreement and shall be credited or charged to the Capital Accounts of the Member pursuant to Article 9 in the same manner as Profits and Losses of the Company would have been credited or charged if there were no termination, dissolution and liquidation. Any taxable gain or any loss upon the sale, transfer, or other disposition of Company assets following the date of dissolution shall also be allocated to the Member in accordance with the allocation of Profits and Losses set forth in Article 9 in the same manner as Profits and Losses of the Company would have been credited or charged if there were no termination, dissolution and liquidation.

Section 13.5 Termination: The Company shall terminate when all of the assets of the Company, after payment of or due provision for all debts, liabilities and obligations of the Company, shall have been distributed to the Member in the manner provided for in this Article 13 and the Certificate shall have been cancelled in the manner required by the Act.

Section 13.6 Claims of the Member or Third Parties: The Member and former Member shall look solely to the Company's assets for the return of their Capital Contributions, and if the assets of the Company remaining after payment of or due provision for all debts, liabilities and obligations of the Company are insufficient to return such Capital Contributions, the Member and former Member shall have no recourse against the Company or any other Member; provided. however, that nothing contained herein shall be deemed to limit the rights of a Member under applicable law. In the event any Member has a deficit balance in its Capital Account at the time of the Company's dissolution, it shall not be required to restore such account to a positive balance or otherwise make any payments to the Company or its creditors or other third parties in respect of such deficiency.

Section 13.7 Distributions In-Kind If any assets of the Company shall be distributed in kind, such assets shall be distributed to the Member(s) entitled thereto as tenants-in-common in the same proportions as such Member(s) would have been entitled to cash distributions if (i) such assets had been sold for cash by the Company at the fair market value of such property (taking the Gross Asset Value definition herein and Code Section 7701 (g) into account) on the date of distribution; (ii) any unrealized income, gain, loss and deduction inherent in such property (that has not been reflected in the Capital Accounts previously) that would be realized by the Company from such sale were allocated among the Member(s) as Profits or Losses in accordance with this Agreement; and (iii) the cash proceeds were distributed to the Member(s) in accordance with this Article 13. The Capital Accounts of the Member(s) shall be increased by the amount of any unrealized income or gain inherent in such property or decreased by the amount of any loss or deduction inherent in such property that would be allocable to them, and shall be reduced by the fair market value of the assets distributed to them under the preceding sentence.

ARTICLE 14

MISCELLANEOUS

Section 14.1 Notices: All notices provided for in this Agreement shall be in writing, duly signed by the party giving such notice, and shall be delivered, telecopied or mailed by registered or certified mail or by recognized overnight delivery or courier service (e.g., Federal Express), as follows:

(i) if given to the Company, in care of the Manager at the principal place of business of the Company set forth in Section 2.5 hereof.

(ii) if given to any Member, at such address as such Member may hereafter designate by written notice to the Company.

Section 14.2 Failure to Pursue Remedies: The failure of any party to seek redress for violation of, or to insist upon the strict performance of, any provision of this Agreement shall not prevent a subsequent act, which would have originally constituted a violation, from having the effect of an original violation.

Section 14.3 Cumulative Remedies: The rights and remedies provided by this Agreement are cumulative and the use of any one right or remedy by any party shall not preclude or waive its right to use any or all other remedies. Said rights and remedies are given in addition to any other rights the parties may have by law, statute, ordinance or otherwise.

Section 14.4 Binding Effect: This Agreement shall be binding upon and inure to the benefit of all of the parties and, to the extent permitted by this Agreement, their successors, legal representatives and assigns.

Section 14.5 Interpretation: Throughout this Agreement, nouns, pronouns and verbs shall be construed as masculine, feminine, neuter, singular or plural, whichever shall be applicable. All references herein to "Articles," "Sections" and "Paragraphs" shall refer to corresponding provisions of this Agreement.

Section 14.6 Severability: The invalidity or unenforceability of any particular provision of this Agreement shall not affect the other provisions hereof, and this Agreement shall be construed in all respects as if such invalid or unenforceable provision were omitted.

Section 14.7 Counterparts: This Agreement may be executed in any number of counterparts with the same effect as if all parties hereto had signed the same document. All counterparts shall be construed together and shall constitute one instrument.

Section 14.8 Integration: This Agreement constitutes the entire agreement among the parties hereto pertaining to the subject matter hereof and supersedes all prior agreements and understandings pertaining thereto.

Section 14.9 Governing Law: This Agreement and the rights of the parties hereunder shall be interpreted in accordance with the laws of the State of Arizona and all rights and remedies shall be governed by such laws without regard to principles of conflict of laws.

Section 14.10 Dealings in Good Faith: Best Efforts: Except as otherwise expressly set forth herein, each party hereto agrees to act in good faith with respect to the other party in exercising its rights and discharging its obligations under this Agreement. Each party further agrees to use its best efforts to ensure that the purposes of this Agreement are realized and to take all steps as are reasonable in order to implement the operational provisions of this Agreement. Each party agrees to execute, acknowledge, if necessary, deliver and file any document or instrument necessary or advisable to realize the purposes of this Agreement.

Section 14.11 Partition of the Property: Each Member agrees that it shall have no right to partition the Property, or any portion thereof, and each Member agrees that it shall not make application to any court or authority having jurisdiction in the matter to commence or prosecute any action or proceeding for partition of the Property, or any portion thereof. Upon the breach of this Section by any Member, the other Member, in addition to all other rights and remedies in law and equity, shall be entitled to a decree or order dismissing application, action or proceeding

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Section 14.12 Third Party Beneficiaries: Nothing expressed or implied in this Agreement is intended or shall be construed, to confer upon or give any person, firm or corporation other than the parties hereto, any rights, remedies, obligations or liabilities under or by reason of this Agreement, or result in their being deemed a third party beneficiary of this Agreement.

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SCHEDULE "A" TO THE

OPERATING AGREEMENT OF

PHOENIX SETTLEMENTS, LLC

Member	Capital Account	Percentage Interest	Units	Voting Percentage
Gabriela Vidal Corrales		79%	4,226,500	79%
Mark E. Ward		10%	535,000	10%
Unissued		11%	588,500	11%
Total Authorized Units			**5,350,000**	

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

x ______________________________ **Date- 11/16/2017**

Gabriella Vidal Corrales- Managing Member